                                                                    Exhibit 99.6



                                 August 23, 2001


                                     [LOGO]


                                CARDIAC SCIENCE

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        ADDENDUM TO THE PROSPECTUS DATED 4 MAY, 2001 REGARDING THE PUBLIC
             OFFER TO THE SHAREHOLDERS OF ARTEMA MEDICAL AB (PUBL)

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                               NORDEA SECURITIES



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



TABLE OF CONTENTS

Background ................................................................    1
Terms and instructions ....................................................    2
Survivalink ...............................................................    3
Risk factors ..............................................................    5
Unaudited pro forma consolidated financial data ...........................    7
Pro forma share capital and ownership structure ...........................   15

Appendices
Excerpts from half-year report of Cardiac Science .........................   16
Excerpts from half-year report of Artema ..................................   26
Excerpts from half-year report of Survivalink .............................   29

     This addendum to the prospectus (the "Addendum" or "this Addendum") has been prepared by Cardiac Science, Inc. ("Cardiac Science"). The Addendum is a supplement to the prospectus prepared on the occasion of the offer to the shareholders of Artema Medical AB (publ) ("Artema") and which was issued on May 4, 2001 (the "Prospectus").

     Notice to United States shareholders: The offer described in the Prospectus and this Addendum is made for the shares of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Prospectus and this Addendum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     The Prospectus together with this Addendum do not constitute an offer in any jurisdiction in which it is illegal to make such an offer. The offer is not being made to persons whose participation would require an additional prospectus, registration or measures other than those required under Swedish or U.S. law. Neither the Prospectus, the related acceptance form nor this Addendum may be distributed in any country where such distribution or the offer requires measures specified in the preceding sentence, or where they conflict with regulations in such country. As a consequence, the Prospectus and this Addendum are not for distribution in or into Canada, Australia or Japan, among others.

     Two Addendums have been prepared, namely an Addendum in the Swedish language, and this Addendum in the English language. The information in this Addendum corresponds in all material respects with the information in the Swedish language Addendum. In the event of any contradiction between the text contained in this Addendum and the text contained in the Swedish language Addendum, the latter shall prevail.

     The Swedish language version of this Addendum has been registered with the Swedish Financial Supervisory Authority. Registration with the Swedish Financial Supervisory Authority does not imply or guarantee that the factual information contained in the Addendum is correct or complete.

     Disputes relating to the offer shall be settled exclusively according to Swedish law and in a Swedish court of law.

     In addition to the Prospectus and this Addendum, a registration statement with information regarding Cardiac Science and Artema has been filed with the SEC in accordance with the United States Securities Act of 1933, as amended.

     No person is authorized in connection with the offer to give any information or to make any representation not contained in the Prospectus or this Addendum, and, if given or made, such information or representation must not be relied upon as having been authorized by Cardiac Science.

     The Board of Directors of Cardiac Science, Inc. is responsible for this Addendum to the Prospectus.

                                   BACKGROUND


This Addendum has been prepared due to a change of the terms with respect to the financing of the acquisition of Survivalink Corporation. This Addendum also includes the interim reports for the period ending June 30, 2001 for Cardiac Science, Artema and Survivalink respectively. This Addendum and the enclosed interim reports have neither been audited nor subject to review by the respective auditors. The sections of the prospectus which have been updated as a result of this are the description of SURVIVALINK, page 19-20, parts of the section UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA, page 30-34 and parts of the section PRO FORMA SHARE CAPITAL AND OWNERSHIP STRUCTURE, page 35. The section RISKFACTORS, page 23-29, has been updated with new additional factors and two updates. Parts of the TERMS AND INSTRUCTIONS section, page 5-10, has been updated to comply with the Form S-4 filed with the SEC. Please find below an update of the relevant parts of these sections.


                    Irvine, California, USA, August [o],2001

                              Cardiac Science, Inc.
                             The Board of Directors

                             TERMS AND INSTRUCTIONS


CONDITIONS FOR COMPLETING THE OFFER

The Offer is subject to the following conditions:

o Acceptance by shareholders representing more than 90 percent of the total number of shares and votes of Artema. Cardiac Science reserves the right to complete the Offer at lower degree of acceptance.

o All regulatory requirements in the United States and Sweden are satisfied and Cardiac Science will obtain the necessary regulatory approvals.

o Prior to the termination of the acceptance period, no material Artema agreement will be breached or terminated as a result of a change in control, and that no unforeseen liabilities arise which could exceed USD 3 million.

o Prior to the termination of the acceptance period, the acquisition is not rendered partially or wholly impossible or significantly impeded as a result of legislation, regulation, any decision of court or public authority or comparable measures in Sweden or elsewhere, which exists or may be anticipated, or as a result of other circumstances beyond the control of Cardiac Science.

                                  SURVIVALINK


SUMMARY OF THE SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER WITH SURVIVALINK

The second amended and restated agreement and plan of merger provides that Survivalink will merge into Cardiac Science's new subsidiary, Cardiac Science Acquisition Corp., Inc. ("CSAC"), with CSAC surviving as Cardiac Science's wholly-owned subsidiary. As a result of the merger, each shareholder of Survivalink will receive a combination of cash, notes and stock as determined pursuant to the second amended and restated agreement and plan of merger.

o The purchase price will be paid as USD 10.5 million in cash, USD 25.8 million in senior secured promissory notes issued by Cardiac Science, and
     18.15 million shares of Cardiac Science common stock.

o Cardiac Science will issue senior secured promissory notes to Survivalink's selling shareholders in the principal amount of USD 25.8 million, with simple interest payable upon maturity at the rate of 10 percent per annum. The maturity date of the notes will be eighteen months from the date of issue, subject to an automatic extension for six months upon payment of an extension fee of five percent of the outstanding principal and interest due at the time of extension.The notes will be subject to mandatory repayment in the event Cardiac Science raises additional capital in excess of USD 45 million. 93 percent of any capital raised by Cardiac Science in excess of USD 45 million shall be used to repay the notes and accrued and unpaid interest. The notes will be senior in rank and will be secured by a first priority security interest in Cardiac Science's assets.

o At the effective time, Cardiac Science will deposit five percent of the purchase price in an escrow account for a period of one year. The funds in the account will be used to indemnify Cardiac Science if it becomes entitled to indemnification under the second amended and restated agreement and plan of merger.

o Subject to the fiduciary duties of Survivalink's board of directors, Survivalink has agreed not to solicit or enter into negotiations to be acquired by any party other than Cardiac Science while the merger is pending.

o The merger is subject to certain conditions which must be satisfied or waived prior to closing. A party will not be obligated to consummate the merger if, among other things, the other party's representations and warranties are not true, a party fails to obtain required consents, their shareholders do not approve the transaction, or they fail to execute and deliver the related agreements.

o Cardiac Science has agreed to enter into an escrow agreement and a shareholders agreement with Survivalink's selling shareholders prior to closing. The escrow agreement will set forth the conditions under which the 5 percent purchase price holdback escrow is administered. The shareholders agreement will impose certain restrictions on Survivalink's selling shareholders regarding when they may sell their Cardiac Science shares.

o The rights of a shareholder of Cardiac Science will not change following the merger. In addition, Survivalink shareholders, who will become new shareholders of Cardiac Science, will have the same rights as the shareholders of Cardiac Science.

                                  SURVIVALINK


Federal tax treatment

The merger is intended to be a tax-free reorganization for Cardiac Science, CSAC, and Survivalink under the Internal Revenue Code.


Conditions to the merger; possible termination of the transaction

The merger may be terminated by either of the parties, without further obligation to either, under certain circumstances, including by mutual agreement, if the transaction has not closed prior to August 24, 2001 (subject to a 45-day extension if Cardiac Science's registration statement on Form S-4 is declared effective beforehand), if a government order blocks the transaction, or if a breach of representation remains uncured for thirty days after written notice. However, if the merger is not completed prior to August 24, 2001 because of a failure by a party to perform certain of its obligations in the merger (including Survivalink's obligation not to solicit alternate transactions), that party may be obligated to pay a USD 3.5 million break-up fee under specified circumstances. The completion of the merger depends on the satisfaction of a number of conditions, including, but not limited to, the following:

o Approval by Cardiac Science's shareholders of proposal authorizing the issuance of shares of Cardiac Science's common stock in connection with Cardiac Science's acquisition of Survivalink;

o Authorizing the issuance of Cardiac Science's securities in connection with the financing transaction described below;

o Approval by Cardiac Science's shareholders to increase Cardiac Science's authorized shares of common stock from 40,000,000 to 100,000,000 shares;

o Consummation of the financing transaction to raise approximately USD 25.0 million to USD 35.0 million, of which USD 10.5 million will be used to finance the cash portion of the consideration to be paid in the Survivalink acquisition;

o The filing with the SEC of a registration statement on Form S-4 to register the shares Cardiac Science will issue in the merger;

o Approval of the second amended and restated agreement and plan of merger by the shareholders of Survivalink.

                                  RISK FACTORS


THE ACQUISITION MAY RESULT IN A LOSS OF CUSTOMERS

The completion of the offer could cause certain of Cardiac Science's or Artema's customers to either seek alternative sources of product supply, or delay or change orders due to potential uncertainty over the strategy of the business combination. In December 1998, Cardiac Science entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. In the quarter ended March 31, 2001, MPC provided Cardiac Science with notice that, among other things, the planned acquisitions of Survivalink and Artema would cause Cardiac Science to become a direct competitor, thereby fundamentally altering the existing relationship and eliminating the ability to work together in the future. MPC further indicated that it believes it to be in the best interests of the parties to terminate the distribution and licensing agreement. Cardiac Science currently is in discussions with MPC regarding the nature and extent, if any, of a commercial relationship going forward, and expects to reach a definitive conclusion within the next several months.

     For the year ended December 31, 2000 MPC accounted for approximately 45 percent of Cardiac Science's revenue, and for the six months ended June 30, 2001 MPC accounted for no revenue. Cardiac Science believes that the lack of revenue from MPC in the six months ended June 30, 2001 is a result of the concerns raised by its planned acquisitions of Survivalink and Artema.


ALL OF CARDIAC SCIENCE'S ASSETS WILL BE SUBJECT TO A SENIOR LIEN SECURING THE SENIOR SECURED PROMISSORY NOTES TO BE ISSUED IN THE ACQUISITION OF SURVIVALINK

The senior secured promissory notes Cardiac Science proposes to issue as partial consideration for the acquisition of Survivalink will be secured by a senior blanket security interest in Cardiac Science assets. If Cardiac Science defaults on the senior secured promissory notes, it may become subject to claims by noteholders seeking to enforce their security interest in the assets. Such claims, if they arise, may substantially restrict or even eliminate Cardiac Science's ability to utilize its assets in conducting its business, and may cause Cardiac Science to incur substantial legal and administrative costs.


CARDIAC SCIENCE MAY HAVE TO PAY A USD 3.5 MILLION "BREAK-UP FEE" IF THE MERGER WITH SURVIVALINK DOES NOT CLOSE

If Cardiac Science's merger with Survivalink does not close, it may have to pay a USD 3,500,000 "Break-Up Fee" to Survivalink. In addition, Cardiac Science will be obligated to pay its costs relating to the Survivalink merger, including legal, accounting, and financial advisor fees, regardless of whether the merger closes.


CARDIAC SCIENCE HAS A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES, IT EXPECTS TO INCUR LOSSES IN THE FUTURE, AND ITS AUDITORS HAVE EXPRESSED DOUBT AS TO ITS ABILITY TO CONTINUE AS A GOING CONCERN

Cardiac Science was formed in 1991, and was engaged primarily in organizational activities, research and development, pre-clinical testing, human clinical trials, and capital raising activities until the introduction of its first commercial product in December 1999.

                                  RISK FACTORS


     Cardiac Science incurred net losses of USD 12.4 million for the six months ended June 30, 2001, USD 32.9 million for the year ended December 31, 2000, USD
7.7 million for the year ended December 31, 1999, and USD 4.4 million for the year ended December 31, 1998. As of June 30, 2001, Cardiac Science had an accumulated deficit of USD 64.3 million, which has since increased. The development and commercialization of Cardiac Science's products will require substantial expenditures for research and development, regulatory clearances, and the establishment of manufacturing, marketing, and sales capabilities. As a result, Cardiac Science anticipates that it will continue to incur losses for the foreseeable future.

     As of June 30, 2001, Cardiac Science had cash and cash equivalents of USD
4.1 million. Cardiac Science anticipates that the current cash balances will be sufficient to meet its cash requirements into September 2001. Additional capital will be necessary to ensure its viability. In this respect, Cardiac Science is pursuing an equity financing in which Cardiac Science plans to issue up to USD
35.0 million worth of its common stock in exchange for cash, at no less than USD
2.00 per share. Approximately USD 10.5 million of the proceeds of this financing will be used to satisfy the cash portion of the Survivalink merger consideration. Cardiac Science cannot assure you that the equity financing or any other financing transaction will be available on terms acceptable to us, if at all, or that any financing transaction will not be dilutive to current stockholders. Cardiac Science also cannot assure you that it will have sufficient working capital to fund future operations. If Cardiac Science is not able to raise additional funds, Cardiac Science may be required to significantly curtail or cease its operating activities, which would have a material impact on its operating results, financial position and liquidity. The accompanying financial statements have been prepared assuming that Cardiac Science will continue as a going concern.

     Cardiac Science received a report on its consolidated financial statements from its independent accountants for the year ended December 31, 2000 that includes an explanatory paragraph expressing substantial doubt as to its ability to continue as a going concern without, among other things, obtaining additional financing to support expansion plans, manufacturing, research and development activities, or achieving a level of revenues adequate to support its cost structure.

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

GENERAL

The unaudited pro forma consolidated balance sheet as of June 30, 2001 gives pro forma effect to the following, as if each event had occurred as of June 30, 2001:

o Cardiac Science's planned acquisition of Artema, a Stockholm, Sweden manufacturer of patient monitors and defibrillator devices, and the terms of the Offer to Artema shareholders;

o Cardiac Science's planned acquisition of Survivalink, a Minneapolis, Minnesota manufacturer of automated external defibrillators; and

o The consummation of a financing transaction, which Cardiac Science assumes for purposes of this presentation to raise USD 25.0 million, with USD 10.5 million used to partially finance the Survivalink transaction and the remaining proceeds used for general corporate purposes.

Cardiac Science's June 30, 2001 historical balance sheet reflects the Cadent Medical Corporation ("Cadent") acquisition, which closed on July 1, 2000.

     The unaudited pro forma consolidated statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001, give effect to the following, as if each had occurred on January 1, 2000:

o Cardiac Science's planned acquisition of Artema, and the terms of the Offer to Artema shareholders;

o Cardiac Science's planned acquisition of Survivalink, a Minneapolis, Minnesota manufacturer of automatic external defibrillators; and

o Cardiac Science's acquisition of Cadent, a development stage company, which closed July 1, 2000.

For the purposes of the pro forma financial data Cardiac Science has assumed its stock price associated with each of the events outlined above (except for the Cadent acquisition, which is on a historical basis) to be USD 2.00 per share. This price reflects the price per share of which Cardiac Science expects to consumate a financing transaction and also reflects the low-end of its recent 30-day trading range.

     The unaudited pro forma financial data are provided for informational purposes only and are not necessarily indicative of the results of operations or financial position had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. The unaudited pro forma financial data are based on assumptions that Cardiac Science believes are reasonable and should be read in conjunction with the consolidated financial statements and the accompanying notes included in the prospectus dated May 4, 2001.

     The acquisition of Artema is subject to certain conditions including, but not limited to, receipt of appropriate regulatory approval and acceptance by shareholders of Artema. Completion of the Survivalink merger is also subject to certain conditions including, but not limited to, approval by Cardiac Science's stockholders of certain proposals to be presented at Cardiac Science's stockholders' meeting. Failure to meet certain obligations may result in the payment by Cardiac Science of a cash break-up fee of USD 3.5 million. Cardiac Science cannot assure you that it will be able to consummate the Survivalink merger or acquisition of Artema, or that Cardiac Science will be able to successfully complete the financing transaction mentioned above.

     The unaudited pro forma financial data are presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). All acquisitions have been recorded using the purchase method of accounting. Amounts are presented in U.S.dollars.

     In preparing the pro forma financial statements and in the underlying preliminary acquisition analysis of Artema, it has been assumed that the shareholders of Artema will receive 4,444,444 Cardiac Science Shares in exchange for all the Artema Shares. It has further been assumed that the fair value of the Cardiac Science Shares issued to effect the transaction, based on a price of USD 2.00 per Cardiac Science common stock, will equal USD 8.9 million. The acquisition is expected to result in transaction costs of approximately USD 1.5 million.

     Based on the second amended and restated agreement and plan of merger, the shareholders of Survivalink will receive 18,150,000 shares of Cardiac Science common stock, USD 25,800,000 in senior secured promissory notes and USD

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


10,500,000 in cash in exchange for all of the Survivalink shares. In preparing the pro forma financial statements and in the underlying preliminary acquisition analysis of Survivalink, it has been assumed that the stock portion of the merger consideration will have an assumed fair value of USD 36,300,000, or USD 2.00 per Cardiac Science common share. It has further been assumed that Cardiac Science will complete a planned financing transaction, offering 12,500,000 shares of common stock at USD 2.00 per share, of which partial proceeds of USD 10.5 million will be used to fund the cash portion of the Survivalink transaction. The acquisition is expected to result in transaction costs of approximately USD 1.5 million. As of the date of this Addendum, no material amounts of Survivalink common stock options have been exercised.

     The accounting principles of Cardiac Science will apply. A detailed analysis has not yet been made to the Artema or Survivalink accounts in order to identify any potential adjustments that need to be made to these accounts in order to adapt them to the accounting principles of Cardiac Science. Based on a preliminary review of the accounts, the management of Cardiac Science believes, however, that any adjustments that may be required will have no material impact on the consolidated accounts of Cardiac Science.


DIFFERENCES BETWEEN SWEDISH AND U.S. ACCOUNTING PRINCIPLES

Artema's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"), which differs in certain material respects from financial statements prepared in accordance with U.S.GAAP.

The following is a summary of the significant differences between Swedish GAAP and those of U.S. GAAP, which may be relevant for Artema. The summary is not a comprehensive list of all potential differences between Swedish GAAP and U.S. GAAP which would have to be identified in order to prepare consolidated U.S.GAAP financial statements.

     Furthermore, the following text does not address U.S. GAAP disclosure requirements, which are significantly more extensive than the corresponding Swedish disclosure requirements, nor does it cover certain differences in format and terminology applied in the income statement, balance sheet, statement of cash flows or notes to the financial statements. For further information please see Artema's financial statements and associated notes.


Revenue recognition

U.S. GAAP requires a very strict application of revenue recognition policies where, for example, delivery and shipping terms are important factors. Revenue recognition practice in Sweden is normally not as strict as U.S.GAAP would require.


Acquisitions

Both Swedish and U.S. GAAP contain guidelines for determining the fair value of shares tendered as part of an acquisition. Swedish guidelines for valuations of such shares issued in conjunction with acquisitions are less detailed than corresponding U.S. guidelines.

     Under Swedish GAAP, acquired in-process research and development is not separately identified and is instead included in goodwill. Under U.S. GAAP, the cost of an acquired company is to be assigned to all identifiable tangible and intangible assets, including any resulting from research and development activities of the acquired enterprise. Any remaining amount is assigned to goodwill. To the extent costs are allocated to intangibles for use in research and development activities (i.e., acquired research and development), such costs must be accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 2 "Accounting for Research and Development Costs," i.e., they must be expensed by the acquiror as of the date of consummation of the combination, unless there is an alternative future use in research and development projects or otherwise.


Capitalization of interest expenses

Under Swedish GAAP, interest expenses related to the construction of certain qualifying assets are normally charged to earnings, although companies may elect to capitalize the interest expense. U.S. GAAP requires that that interest expense related to qualifying assets be capitalized and depreciated together with the acquisition costs over the useful life of the asset.


Equity Securities

Under Swedish GAAP, investments in equity securities are carried at the lower of cost or market. Under U.S. GAAP, and in particular in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," these investments should be classified with respect to the underlying intent, i.e., if they are to be traded, if they are to be held to maturity, or if they are in an intermediate category, and are deemed to be available for sale. Valuation and reporting of income differ depending on the classification of the securities.

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


Comprehensive Income

U.S. GAAP prescribes reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.Under U.S. GAAP, all items that are required to be recognized as components of comprehensive income should be reported in a financial statement that is displayed with the same prominence as other financial statements. There is no such requirement under Swedish GAAP.

                 UNAUDITED PRO FORMA CONSOLIDATE FINANCIAL DATA


UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2001
(in USD thousands)

                                                                        Cardiac Science
                                     Cardiac                   Artema       & Artema                    Survivalink
                                     Science      Artema     Acquisition    Pro Forma     Survivalink   Acquisition       Pro Forma
                                    Historical Historical(a) Adjustments    Combined      Historical    Adjustments       Combined
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents           4,123.7       570.1          --          4,693.8       1,549.0     23,250.0 (e)      18,992.8
                                                                                                       (10,500.0)(e)
 Accounts receivable, net            3,049.6     3,785.3          --          6,834.9       4,406.7           --          11,241.6
 Inventories                         1,756.8     3,979.8          --          5,736.6         706.3           --           6,442.9
 Prepaid expenses and other            271.1       213.1          --            484.2          57.7           --             541.9
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                 9,201.2     8,548.3          --         17,749.5       6,719.7     12,750.0          37,219.2

Property, plant & equipment, net     2,628.5     2,945.4          --          5,573.9         427.5           --           6,001.4
Goodwill and other intangibles,
   net                               7,366.3          --     5,262.3 (b)     12,628.6            --     70,376.2 (f)(g)   83,004.8
Patents                                   --          --          --               --            --      3,000.0 (f)       3,000.0
Deferred acquisition costs and
  Survivalink advance                2,682.1          --    (1,173.5)(c)      1,508.6            --     (1,508.6)(g)(h)         --
Other                                1,660.2       149.9          --          1,810.1          20.5           --           1,830.6
------------------------------------------------------------------------------------------------------------------------------------
Total assets                        23,538.3    11,643.6     4,088.8         39,270.7       7,167.7     84,617.6         131,056.0

Liabilities & Stockholders' Equity
Current liabilities:
 Accounts payable                    4,738.2     5,012.5          --          9,750.7       2,292.5           --          12,043.2
 Current maturities of long-term
   obligations                         160.8          --          --            160.8         318.0           --             478.8
 Notes payable                            --          --          --               --       2,000.0       (500.0)(h)       1,500.0
 Accrued expenses                    1,776.0       970.8          --          2,746.8       1,816.3           --           4,563.1
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities            6,675.0     5,983.3          --         12,658.3       6,426.8       (500.0)         18,585.1

Long-term obligations                  169.0       378.3          --            547.3          17.1     25,800.0 (i)      26,364.4
Other                                     --       155.4          --            155.4            --           --             155.4
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                    6,844.0     6,517.0          --         13,361.0       6,443.9     25,300.0          45,104.9
------------------------------------------------------------------------------------------------------------------------------------

Redeemable preferred stock:
 Series A                                 --          --          --               --      16,771.8    (16,771.8)(j)            --
 Series B                                 --          --          --               --      13,400.6    (13,400.6)(j)            --

Stockholders' equity:
 Common stock                          219.9     1,403.0    (1,403.0)(d)        219.9          59.6        (59.6)(j)         219.9
 Additional paid-in-capital
   and other                        80,745.1    13,499.6   (13,499.6)(d)     89,960.5      12,781.7    (12,781.7)(j)     150,001.9
                                                             9,215.4 (b)                                36,791.4 (f)(i)
                                                                                                        23,250.0 (e)
Accumulated deficit                (64,270.7)   (9,776.0)    9,776.0 (d)    (64,270.7)    (42,289.9)    42,289.9 (j)     (64,270.7)
------------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity          16,694.3     5,126.6     4,088.8         25,909.7     (29,448.6)    89,490.0          85,951.1
------------------------------------------------------------------------------------------------------------------------------------
                                    23,538.3    11,643.6     4,088.8         39,270.7       7,167.7     84,617.6         131,056.0
------------------------------------------------------------------------------------------------------------------------------------

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Fiscal year ended December 31, 2000
(in USD thousands, except per share data)

                                    Cardiac
                                    Science     Cadent                  Artema
                                  Year Ended  Six Months    Cadent     Year Ended      Artema
                                   December   Ended June  Acquisition  December      Acquisition
                                   31, 2000    30, 2000   Adjustments  31, 2000 (b)  Adjustments
--------------------------------------------------------------------------------------------------
Net sales                          4,242.3         --         --        27,961.1         --
Cost of goods sold                 3,825.6         --         --        18,078.0         --
--------------------------------------------------------------------------------------------------
Gross profit                         416.7         --         --         9,883.1         --

Operating expenses:
  Research & development           8,247.7    1,842.1         --         4,023.4         --
  Sales & marketing                4,370.9         --         --         1,745.5         --
  General & administrative         5,159.6      369.7         --         4,020.0         --
  Acquired in-process R&D         13,587.0         --         --              --         --
  Amortization of intangibles      2,613.8         --      494.1 (a)          --         --
  Other operating expenses              --    1,144.1         --              --         --
--------------------------------------------------------------------------------------------------
                                  33,979.0    3,355.9      494.1         9,788.9         --
--------------------------------------------------------------------------------------------------
Operating income (loss)          (33,562.3)  (3,355.9)    (494.1)           94.2         --

Interest income, net                 618.4       18.2         --            69.8         --
--------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                   (32,943.9)  (3,337.7)    (494.1)          164.0         --

Provision for income tax               1.6         --         --              --         --
--------------------------------------------------------------------------------------------------
Net income (loss)                (32,945.5)  (3,337.7)    (494.1)          164.0         --
--------------------------------------------------------------------------------------------------

Pro forma basic and diluted loss per share

Pro forma weighted average number of shares used in the computation of loss per share (in thousands)

                                   Cardiac
                                   Science   Survivalink
                                  & Artema   Year Ended    Survivalink
                                  Pro Forma   December     Acquisition  Pro Forma
                                  Combined    31, 2000     Adjustments   Combined
----------------------------------------------------------------------------------
Net sales                         32,203.4    17,139.5          --       49,342.9
Cost of goods sold                21,903.6     7,095.7          --       28,999.3
----------------------------------------------------------------------------------
Gross profit                      10,299.8    10,043.8          --       20,343.6

Operating expenses:
  Research & development          14,113.2     1,752.9          --       15,866.1
  Sales & marketing                6,116.4     5,987.6          --       12,104.0
  General & administrative         9,549.3     1,710.0          --       11,259.3
  Acquired in-process R&D         13,587.0          --          --       13,587.0
  Amortization of intangibles      3,107.8          --       300.0 (c)    3,407.9
  Other operating expenses         1,144.1          --          --        1,144.1
----------------------------------------------------------------------------------
                                  47,617.9     9,450.5       300.0       57,368.4
----------------------------------------------------------------------------------
Operating income (loss)          (37,318.1)      593.3      (300.0)     (37,024.8)

Interest income, net                 706.4      (276.7)   (2,580.0) (d)  (2,150.3)
----------------------------------------------------------------------------------
Income (loss) before
  income taxes                   (36,611.7)      316.6    (2,880.0)     (39,175.1)

Provision for income tax               1.6        18.0           --          19.6
----------------------------------------------------------------------------------
Net income (loss)                (36,613.3)      298.6    (2,880.0)     (39,194.7)
----------------------------------------------------------------------------------

Pro forma basic and diluted loss per share                                  (0.81)

Pro forma weighted average number of shares used in the computation of loss per
share (in thousands)                                                     48,162.7 (e)
----------------------------------------------------------------------------------


                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Six months ended June 30, 2001
(in USD thousands, except per share data)


                             Cardiac Science   Artema                                     Survivalink
                                Six Months   Six Months                 Cardiac Science    Six Months
                                  Ended        Ended        Artema         & Artema         Ended        Survivalink
                                 June 30,     June 30,    Acquisition       Pro Forma       June 30,      Acquisition   Pro Forma
                                   2001       2001 (b)    Adjustments       Combined          2001        Adjustments    Combined
------------------------------------------------------------------------------------------------------------------------------------
Net sales                         2,248.9      7,651.2    (1,087.3) (g)      8,812.8         9,592.2             -      18,405.0
Cost of goods sold                2,019.6      5,941.9      (877.5) (g)      7,084.0         4,142.6             -      11,226.6
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                        229.3      1,709.3      (209.8)          1,728.8         5,449.6             -       7,178.4

Operating expenses:
 Research & development           4,601.7      1,734.2           -           6,335.9         1,045.9             -       7,381.8
 Sales & marketing                3,597.0        853.8           -           4,450.8         3,692.6             -       8,143.4
 General & administrative         3,218.2      2,052.4           -           5,270.6         1,396.5             -       6,667.1
 Amortization of intangibles        661.9            -           -             661.9               -         150.0 (c)     811.9
------------------------------------------------------------------------------------------------------------------------------------
                                 12,078.8      4,640.4           -          16,719.2         6,135.0         150.0      23,004.2
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)         (11,849.5)    (2,931.1)     (209.8)        (14,990.4)         (685.4)       (150.0)    (15,825.8)

Interest income, net                171.9        (15.1)          -             156.8           (88.4)     (1,290.0)(d)  (1,221.6)
Loss from sale of
marketable securities              (707.4)           -           -            (707.4)              -             -        (707.4)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
  income taxes                  (12,385.0)    (2,946.2)     (209.8)        (15,541.0)         (773.8)     (1,440.0)    (17,754.8)

Provision for income tx               2.0            -           -               2.0               -             -           2.0
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)               (12,387.0)    (2,946.2)     (209.8)        (15,543.0)         (773.8)     (1,440.0)    (17,756.8)
------------------------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted loss per share                                                                                 (0.34)

Pro forma weighted average number of shares used in the computation of loss per
share (in thousands)                                                                                                    52,619.6 (f)

------------------------------------------------------------------------------------------------------------------------------------

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


Notes to unaudited pro forma consolidated balance sheet
(in USD thousands)

(a) Artema's balance sheet data converted to U.S. dollars at an exchange rate at June 30, 2001 of SEK 10.86 per U.S. dollar and converted from Swedish GAAP to U.S. GAAP.

     The following is a summary of the adjustments to total assets and total liabilities which would have been required if U.S. GAAP had been applied instead of Swedish GAAP.

     Artema                                                     June 30, 2001
     ------------------------------------------------------------------------
     Total assets as reported in the balance sheet
      in accordance with Swedish GAAP                             SEK 122,450

     U.S. GAAP adjustments:
     Accounts receivable                                            SEK 4,000
     ------------------------------------------------------------------------
     Total assets in accordance with U.S. GAAP                    SEK 126,450

     Foreign currency exchange rate                                     10.86
     ------------------------------------------------------------------------
     Total assets in accordance with U.S. GAAP                   USD 11,643.6
                                                               --------------
     Total current liabilities as reported in the
     balance sheet in accordance with Swedish GAAP                 SEK 45,921

     Adjustments to conform to U.S. GAAP:
      Committed credit facility                                    SEK 15,058
      Other current liabilities                                     SEK 4,000
     ------------------------------------------------------------------------
     Total current liabilities in accordance
     with U.S. GAAP                                                SEK 64,979

     Foreign currency exchange rate                                     10.86
     ------------------------------------------------------------------------
     Total current liabilities in accordance
     with U.S. GAAP                                               USD 5,983.3
                                                               --------------

     Total long term liabilities as reported in
     the balance sheet in accordance with
     Swedish GAAP                                                  SEK 19,166
     Adjustments to conform to U.S. GAAP:
     Other current liabilities                                   SEK (15,058)
     ------------------------------------------------------------------------
     Total long term liabilities in
     accordance with U.S. GAAP                                      SEK 4,108

     Foreign currency exchange rate                                     10.86
     ------------------------------------------------------------------------
     Total long term liabilities in
     accordance with U.S. GAAP                                      USD 378.3
                                                               --------------


(b) Under purchase accounting, the total purchase price will be allocated to the acquired assets and liabilities of Artema based on the relative fair values as of the closing of the Artema transaction, with the balance allocated to goodwill and other identifiable intangibles. This entry reflects a current estimate of the allocation to the acquired assets, liabilities and goodwill and to estimated fees and expenses relating to the acquisition of approximately USD 1.5 million. The final allocations are expected to be different from the amounts reflected herein, and may reflect allocation to in-process research and development and other identifiable intangibles such as patents, assembled workforce and core technology. Such differences may be significant. The amount and components of the estimated purchase price along with the allocation of the estimated purchase price to assets purchased and liabilities assumed as though the transaction had occurred on June 30, 2001 are as follows:

     Cash and cash equivalents                                        USD 570.1
     Property, plant & equipment, net                                   2,945.5
     Accounts receivable, net                                           3,785.3
     Inventories                                                        3,979.8
     Prepaid expenses and other assets                                    363.0
     Long-term obligations                                               (378.3)
     Accounts payable and accrued liabilities                          (5,983.3)
     Other liabilities                                                   (155.4)
     Goodwill                                                           4,088.8
     Deferred acquisition costs                                         1,173.5
     --------------------------------------------------------------------------
     Total purchase price                                          USD 10,388.9

(c) Through June 30, 2001, Cardiac Science has capitalized USD 1,173.5 in Artema related acquisition costs. This entry reflects the elimination of this asset and its reclassification into goodwill.

(d) Reflects the elimination of Artema's historical stockholders' equity balances in connection with purchase accounting.

(e) It is assumed that Cardiac Science will issue 12.5 million shares of its common stock in a financing transaction, generating gross proceeds of USD
     25.0 million. Although we are currently pursuing such financing, we cannot assure you that we will be successful in this regard. The use of net proceeds of USD 23.25 million, net of offering fees and expenses totaling USD 1.75 million:

     (i) cash payment of USD 10.5 million as part of the offer to acquire Survivalink; and

     (ii) USD 12.75 million to be used for general corporate purposes and working capital.

(f) Under purchase accounting, the total purchase price will be allocated to the acquired assets and liabilities of Survivalink based on the relative fair values as of the closing of the Survivalink transaction, with the balance allocated to goodwill and other identifiable intangibles. This entry reflects a current estimate of the allocation to the acquired assets, liabilities and goodwill and to estimated fees and expenses relating to the acquisition of approximately USD 1.5 million. The final allocations are expected to be different from the amounts reflected herein, and may reflect allocation to in-process research and development and other identifiable intangibles such as, assembled workforce and core technology. Such differences may be significant. The amount and components of the estimated purchase price along with the allocation of the estimated purchase price to assets purchased and liabilities assumed as though the transaction had occurred on June 30, 2001 are as follows:

     Cash and cash equivalents.                                     USD 1,549.0
     Property, plant and equipment, net.                                  427.5
     Accounts receivable, net                                           4,406.7
     Inventories                                                          706.3
     Other assets                                                          78.2
     Long-term obligations                                                (17.1)
     Notes payable                                                     (2,000.0)
     Accounts payable and accrued liabilities                          (4,426.8)
     Patents                                                            3,000.0
     Goodwill                                                          69,367.6
     Deferred acquisition costs                                         1,008.6
     --------------------------------------------------------------------------
     Total purchase price                                          USD 74,100.0


(g) Through June 30, 2001, Cardiac Science has capitalized USD 1,008.6 in Survivalink related acquisition costs. This entry reflects the elimination of this asset and its reclassification into goodwill.

(h) In connection with the acquisition of Survivalink, in the quarter ended June 30, 2001, Cardiac Science advanced USD 500 to Survivalink in the quarter ended June 30, 2001 for working capital requirements. This entry reflects the repayment of this advance which would occur when the two companies are combined.

(i) According to the terms of the merger agreement, Cardiac Science will issue 18,150,000 shares of its common stock to shareholders of Survivalink. For the purpose of this pro forma analysis, it is assumed that the shares of Cardiac Science common stock issued in the merger will have a fair value of USD 36.3 million. It is expected that the associated transaction fees and expenses will total approximately USD 1.5 million. It is further assumed that Cardiac Science will issue shareholders of Survivalink USD 25.8 million of senior secured promissory notes.

(j) Reflects the elimination of Survivalink's historical stockholders' equity balances in connection with purchase accounting.


Notes to unaudited pro forma consolidated statement of operations
(in USD thousands)

(a) Represents an additional 6 months of amortization of goodwill of USD 494.1 resulting from the excess of the purchase price over the net book value of Cadent, calculated as though the Cadent transaction was completed on January 1, 2000. The life of goodwill is estimated to be 7 years. Under purchase accounting, the total purchase price has been allocated to the acquired assets and assumed liabilities of Cadent based on their relative fair market values as of the closing date of the Cadent transaction.

(b) Represents historical Artema financial data for the year ended December 31, 2000 and six months ended June 30, 2001 after the following:

     (i) conversion from Swedish GAAP to U.S. GAAP; and

     (ii) conversion to U.S. dollars utilizing an average monthly exchange rate for the year ended December 31, 2000 of SEK 9.24 per U.S. dollar and 10.15 for the six months ended June 30, 2001.

     The following table reconciles Artema's net income in accordance with Swedish GAAP to U.S. GAAP.

                                                                            Six
                                                 Year ended        Months ended
     Artema                               December 31, 2000       June 30, 2001
     --------------------------------------------------------------------------
     Net income (loss) in accordance
       with Swedish GAAP                          SEK 1,516         SEK (29,903)

     U.S. GAAP adjustments
        Net sales                                SEK (3,938)                  -
        Cost of goods sold                        SEK 3,938                   -
     --------------------------------------------------------------------------
     Net income in accordance
     with U.S. GAAP                               SEK 1,516         SEK (29,903)

     Foreign currency exchange rate                    9.24               10.15
     --------------------------------------------------------------------------
     Net income (loss) in accordance
     with U.S. GAAP                                 USD 164        USD (2,946.1)

(c) Represents the amortization of identifiable intangible assets, or patents, purchased along with the acquired assets and assumed liabilities of Survivalink. The life of the patents is estimated to be 10 years. Upon closing of this transaction, SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" will be effective. Under these new standards, identifiable intangible assets will be amortized and non-identifiable intangible assets (including goodwill) will not be amortized. It is estimated that as of the close of the Survivalink transaction, the fair market value of the acquired patents will be approximately USD 3.0 million, based on an assigned value of approximately USD 50 per patent.

(d) Represents interest expense payable on the senior secured promissory notes issued to Survivalink shareholders. The notes carry an annual stated interest rate of 10%.

(e) The pro forma weighted average number of shares represents, exclusive of shares issued to Cadent, Cardiac Science's historical weighted average shares outstanding at fiscal year end of 15,818,300, and the sum of:

     (i) 4,500,000 shares of Cardiac Science common stock issued to Cadent,

     (ii) 18,150,000 shares of Cardiac Science common stock to be issued to acquire Survivalink,

     (iii) 4,444,444 shares of Cardiac Science common stock to be issued to Artema shareholders, and

     (iv) the portion of Cardiac Science shares sold in the financing transaction in connection with the cash portion of the Survivalink transaction of USD 10.5 million, representing 5,250,000 shares all as if outstanding for the entire year.

(f) The pro forma weighted average number of shares represents Cardiac Science's historical weighted average shares outstanding at June 30, 2001 or 24,775,155, and the sum of:

     (i) 18,150,000 shares of its Common Stock to be issued to acquire Survivalink,

     (ii) 4,444,444 shares of its Common Stock to be issued to Artema shareholders,

     (iii) the portion of Cardiac Science shares sold in the financing transaction in connection with the cash portion of the Survivalink transaction of USD 10.5 million, representing 5,250,000 shares, all as if outstanding for the six months.

(g) For the six months ended June 30, 2001, sales totaling USD 1,087.3 were reversed to reflect inter-company sales of products between Cardiac Science and Artema. The associated cost of goods sold for the products of USD 877.5 was also reversed. None of the related inventory remains in the balance sheet at June 30, 2001.

                 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


KEY DATA

The following summary pro forma financial data and selected ratios should be read in conjunction with the definitions presented below.


                                                                     June 30, 2001
                                             ---------------------------------------------------------------
                                                                     Cardiac
                                                                     Science &
                                             Cardiac                Artema Pro                     Pro Forma
                                             Science    Artema    Forma Combined     Survivalink    combined
------------------------------------------------------------------------------------------------------------
     Income statement data
     Operating margin, %                         neg       neg             neg              neg          neg

     Profitability
     Return on capital employed, %               neg       neg             neg              neg          neg
     Return on equity, %                         neg       neg             neg              N/A          neg

     Balance sheet data
     Equity ratio, %                            70.9      44.0            66.0              neg         65.6
     Net debt equity ratio, times              (0.23)     0.23           (0.10)             N/A         0.12
     Times interest earned                       neg       neg             neg              neg          neg

     Research & Development, investments
     Research & Development, USD thousands   4,601.7   1,734.2         6,335.9          1,045.9      7,381.8
     Investment in tangible
     fixed assets, USD thousands               672.9     132.9           805.8             76.0        881.8

     Employees
     Average number of employees                 104       167             271               66          336

     Per share data
     Basic and diluted income
     (loss) per share, USD                     (0.50)    (0.19)          (0.53)           (0.13)       (0.34)

     Basic and diluted equity
     per share, USD                             0.67      0.34            0.88            (4.97)        1.64
     Dividend per share, USD                      --        --              --               --           --
------------------------------------------------------------------------------------------------------------

Definitions

Operating margin

Operating income (loss) relative to sales.


Capital employed

Balance sheet total, less non-interest-bearing liabilities.


Return on capital employed

Income (loss) from operations before income taxes, plus interest expenses, relative to average capital employed.


Return on equity

Net income (loss) relative to average equity.


Equity ratio

Equity at year-end relative to balance sheet total.


Net debt equity ratio

Interest-bearing liabilities at year-end, less liquid funds, relative to equity. Net cash is indicated as a negative number. N/A if negative equity base.


Times interest earned

Income (loss) before income taxes, plus financial expenses, relative to financial expenses.


Net loss per share

Net income (loss) relative to average number of shares outstanding.


Equity per share

Equity relative to number of shares outstanding at yearend.

                PRO FORMA SHARE CAPITAL AND OWNERSHIP STRUCTURE


PRO FORMA OWNERSHIP STRUCTURE

The table below provides a pro forma summary of the ownership structure of Cardiac Science under the assumption that:

(i)   the Artema acquisition occurred on December 31, 2000,

(ii)  all Artema shareholders accept the Offer, and

(iii) 4,444,444 Cardiac Science Shares are issued for Artema,

(iv)  the Survivalink transaction occurred on December 31, 2000,

(v) Survivalink is acquired for 18,150,000 shares of Cardiac Science common stock, USD 25,800,000 of senior secured promissory notes and USD 10,500,000 in cash.

In connection with the Survivalink transaction, and reflected in the Cardiac Science pro forma ownership structure, it is assumed that Cardiac Science issues 12,500,000 shares of common stock at USD 2.00 in a financing transaction. Only those Cardiac Science shareholders that are currently

(a) beneficial owners of more than 5 percent of the outstanding shares of Cardiac Science's common stock,

(b)  directors of Cardiac Science, or

(c) named executive officers of Cardiac Science, are detailed in the Cardiac Science section of the table below.


The data presented does not include shares of Cardiac Science issuable upon the exercise of options outstanding under Cardiac Science's 1997 Stock Option/Stock Issuance Plan (the "1997 Plan"), or shares of Cardiac Science issuable upon the exercise of outstanding warrants.


                                                      Number of
                                                         Shares     Percent of
                                                   Beneficially      Capital &
     Name                                                 Owned          Votes
     -------------------------------------------------------------------------
     Cardiac Science:
     Muller Mohl Holdings                             2,983,750           5.0
     HFC-Cadent, L.P.                                 2,419,033           4.0
     Domain Partners                                  1,929,616           3.2
     Walter Villiger                                  1,383,750           2.3
     Raymond W. Cohen                                   692,769           1.2
     Roderick de Greef                                  444,227           0.7
     Dongping Lin                                       242,720           0.4
     Robert Carpenter                                   164,858           0.3
     Paul D. Quadros                                    100,634           0.2
     Howard L. Evers                                     90,691           0.2
     Prabodh Mathur                                      83,670           0.1
     Peter Crosby                                        59,791           0.1
     Michael Gioffredi                                   53,645           0.1
     Brian Dovey                                          4,375           0.0
     Guy Sohie                                               --           0.0
     Other Cardiac Science
     Shareholders                                    14,209,258          23.8
     -------------------------------------------------------------------------
                                                     24,862,787          41.6

     Artema:
     Affarsstrategerna i Sverige AB                     481,305           0.8
     Noramis Anstalt                                    148,257           0.2
     Carl Hamilton                                      123,061           0.2
     Industritjanstemannaforbundet                      106,653           0.2
     Investment AB Oresund                               90,573           0.2
     Nils-Robert Persson                                 84,010           0.1
     Robert Zyzanski                                     83,864           0.1
     Servtrade AB                                        81,418           0.1
     Anders Eckerbom                                     74,274           0.1
     Johan Rapp                                          72,196           0.1
     Other Artema shareholders                        3,098,835           5.2
     -------------------------------------------------------------------------
                                                      4,444,444           7.4


     Survivalink shareholders                        17,970,588          30.1
     Additional shareholders
     through a new issue                             12,500,000          20.9
     -------------------------------------------------------------------------
     Total                                           59,777,819         100.0

                                    APPENDIX

                EXCERPTS FROM HALF-YEAR REPORT OF CARDIAC SCIENCE


CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                                   June 30,       December 31,
(USD)                                                                                  2001               2000
--------------------------------------------------------------------------------------------------------------
                                                                                (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents                                                         4,123,737         13,537,066
Marketable securities available-for-sale, including an unrealized
gain of $504,025 at December 31, 2000                                                     -          5,004,025
Accounts receivable, net of allowance for doubtful accounts
of $350,000 at June 30, 2001 and $200,000 at December 31, 2000                    3,049,624          1,923,118
Inventory                                                                         1,756,777          1,512,894
Prepaid expenses                                                                    271,108            203,825
--------------------------------------------------------------------------------------------------------------
Total current assets                                                              9,201,246         22,180,928

Property and equipment, net of accumulated depreciation                           2,628,476          1,682,102
Intangibles, net of accumulated amortization                                      7,366,324          8,023,071
Deferred acquisition costs and Survivalink advance                                2,682,095                  -
Other assets                                                                      1,660,213          1,449,610
--------------------------------------------------------------------------------------------------------------
                                                                                 23,538,354         33,335,711
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses                                             6,514,153          4,027,735
Current portion of capital lease obligation                                          73,034             48,601
Current portion of loan payable                                                      87,789             82,813
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         6,674,976          4,159,149

Long term portion of capital lease obligation                                       169,028            146,821
Long term portion of loan payable                                                         -             45,173
--------------------------------------------------------------------------------------------------------------
                                                                                    169,028            191,994
Commitments and contingencies
Stockholders' equity:
Preferred stock - $0.001 par value; 1,000,000 shares authorized,
none issued or outstanding                                                                -                  -
Common stock - $ 0.001 par value; 40,000,000 shares authorized,
24,852,787 issued and outstanding at June 30, 2001 and 24,382,228 at
December 31, 2000                                                                    24,853             24,382
Common stock subscribed                                                             195,033          1,551,000
Additional paid-in capital                                                       80,745,133         78,788,847
Accumulated other comprehensive income                                                   -             504,025
Accumulated deficit                                                            (64,270,669)       (51,883,686)
--------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                       16,694,350         28,984,568
--------------------------------------------------------------------------------------------------------------
                                                                                 23,538,354         33,335,711
--------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

                                                                      ----------
                                                                      APPENDICES
                                                                      ----------

       APPENDIX 1 - EXCERPTS FROM FINANCIAL STATEMENTS OF CARDIAC SCIENCE

CARDIAC SCIENCE, INC. - CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                  Common stock
                                        Common stock               subscribed           Additional
                                     Number     Amount         Number       Amount        paid-in
                                   of shares     (USD)       of shares       (USD)     capital (USD)
----------------------------------------------------------------------------------------------------
Balances at
December 31, 1997                  4,974,738     4,975             --             --     7,472,107

Issuance of common stock
for cash at USD 2.00 per share
(net of cost of issuance of
USD 829,896)                       1,800,000     1,800                                   2,768,303

Issuance of common stock
warrants                                                                                   433,416

Common stock warrants
exercised at USD 0.01
per share                            175,000       175                                       1,825

Common stock subscribed
at USD 2.00 per share in cash                                  50,000        100,000

Issuance of common stock
for license fees and services
at USD 2.00 per share                 55,000        55                                     109,945

Issuance of common stock
for compensation at USD 2.00
per share                             10,000        10                                      19,990

Compensation related to
fair value of options granted
to non-employees                                                                            17,862

Net loss
----------------------------------------------------------------------------------------------------
Balances at
December 31, 1998                  7,014,738     7,015         50,000        100,000    10,823,448

Issuance of common stock
for common stock subscribed           50,000        50        (50,000)      (100,000)       99,950

Issuance of common stock for
cash at USD 2.00 per share
(net of cost of issuances of
USD 712,307)                       1,850,000     1,850                                   2,985,843

Issuance of common stock
warrants                                                                                   256,136

Issuance of common stock
for finder's fees at USD 2.00
per share                            138,900       139                                     277,661

Issuance of common stock
for cash at USD 4.00 per share
(net of cost of issuances of
USD 1,082,356)                     1,757,500     1,757                                   5,945,887

Issuance of common stock
warrants                                                                                   405,994

Issuance of common stock
for finder's fees at USD 4.00
per share                             61,220        61                                     244,819

Common stock warrants
exercised at USD 0.01
per share                             30,625        30                                         320

Common stock warrants
exercised at an average
of USD 2.45 per share
(net of issuance costs
of USD 261,914)                      907,500       908                                   1,963,428

Issuance of common stock
for finder's fees at USD 2.50
per share                             62,800        63                                     156,937

Issuance of common stock
for license fees and services
at an average of USD 2.67
per share                            157,969       158                                     421,331

Compensation related to
fair value of options granted
to non-employees                                                                           166,568

Net loss
----------------------------------------------------------------------------------------------------
Balances at,
December 31,1999                  12,031,252    12,031             --             --    23,748,322

                                     Accumulated
                                  other comprehen-      Accumulated
                                  sive income (USD)    deficit (USD)    Total (USD)
-----------------------------------------------------------------------------------
Balances at
December 31, 1997                        --              (6,779,652)       697,430

Issuance of common stock
for cash at USD 2.00 per share
(net of cost of issuance of
USD 829,896)                                                             2,770,103

Issuance of common stock
warrants                                                                   433,416

Common stock warrants
exercised at USD 0.01
per share                                                                    2,000

Common stock subscribed
at USD 2.00 per share in cash                                              100,000

Issuance of common stock
for license fees and services
at USD 2.00 per share                                                      110,000

Issuance of common stock
for compensation at USD 2.00
per share                                                                   20,000

Compensation related to
fair value of options granted
to non-employees                                                            17,862

Net loss                                                 (4,438,734)    (4,438,734)
-----------------------------------------------------------------------------------
Balances at
December 31, 1998                        --             (11,218,386)      (287,923)

Issuance of common stock
for common stock subscribed                                                     --

Issuance of common stock for
cash at USD 2.00 per share
(net of cost of issuances of
USD 712,307)                                                             2,987,693

Issuance of common stock
warrants                                                                   256,136

Issuance of common stock
for finder's fees at USD 2.00
per share                                                                  277,800

Issuance of common stock
for cash at USD 4.00 per share
(net of cost of issuances of
USD 1,082,356)                                                           5,947,644

Issuance of common stock
warrants                                                                   405,994

Issuance of common stock
for finder's fees at USD 4.00
per share                                                                  244,880

Common stock warrants
exercised at USD 0.01
per share                                                                      350

Common stock warrants
exercised at an average
of USD 2.45 per share
(net of issuance costs
of USD 261,914)                                                          1,964,336

Issuance of common stock
for finder's fees at USD 2.50
per share                                                                  157,000

Issuance of common stock
for license fees and services
at an average of USD 2.67
per share                                                                  421,489

Compensation related to
fair value of options granted
to non-employees                                                           166,568

Net loss                                                 (7,719,759)    (7,719,759)
-----------------------------------------------------------------------------------
Balances at,
December 31, 1999                        --             (18,938,145)     4,822,208

----------
APPENDICES
----------

       APPENDIX 1 - EXCERPTS FROM FINANCIAL STATEMENTS OF CARDIAC SCIENCE

Cardiac Science, Inc. - Consolidated statement of stockholders' equity (deficit) cont.

                                                                 Common stock
                                       Common stock               subscribed          Additional
                                    Number     Amount         Number       Amount       paid-in
                                  of shares     (USD)       of shares       (USD)    capital (USD)
------------------------------------------------------------------------------------------------------
Issuance of common stock
for acquisition of Cadent at
USD 5.17 per share                4,199,964     4,200                                  21,709,800

Common stock subscribed
at USD 5.17 per share                                        300,000      1,551,000

Issuance of common stock for
cash at USD 4.50 per share
(net of cost of issuances of
USD 2,110,904)                    6,884,263     6,884                                  28,861,370

Issuance of common stock
for finder's fees at USD 4.50
per share                           339,794       340                                   1,528,737

Common stock warrants
exercised at USD 0.01
per share                           344,375       345                                       3,259

Common stock warrants
exercised at USD 2.50
per share                            50,000        50                                     124,950

Common stock warrants
exercised at USD 5.00
per share                            39,375        39                                     196,836

Common stock warrants
exercised at USD 3.00
per share                           200,000       200                                     599,800

Issuance of common stock
for acquisition of patent and
services at an average of
USD 5.05 per share                  174,250       174                                     880,326

Common stock options
exercised at USD 1.88 -
USD 3.88 per share                  118,955       119                                     249,195

Compensation related to
fair value of options
granted to non-employees                                                                  886,252

Unrealized gain on
marketable securities

Net loss
------------------------------------------------------------------------------------------------------
Balances at,
December 31, 2000                24,382,228    24,382        300,000      1,551,000    78,788,847
------------------------------------------------------------------------------------------------------

Issuance of Common stock
for common stock subscribed
(unaudited)                         262,276       262       (262,276)    (1,355,967)    1,355,705

Common stock warrants
exercised at USD 2.00 per
share (unaudited)                    10,833        11                                         (11)

Common stock warrants
exercised at USD 5.00 per
share, net of cost of
issuances of USD 35,863
(unaudited)                          75,000        75                                     339,062

Common stock options
exercised at USD 2.00-USD 5.00
per share (unaudited)               122,450       123                                     261,530

Unrealized loss on marketable
securiites (unaudited)

Net loss (unaudited)
------------------------------------------------------------------------------------------------------
Balances at June 30, 2001
(unaudited)                      24,652,767    24,853         97,724        195,033    80,745,133
------------------------------------------------------------------------------------------------------
                                  Accumulated
                                other comprehen-         Accumulated
                                sive income (USD)        deficit (USD)     Total (USD)
--------------------------------------------------------------------------------------
Issuance of common stock
for acquisition of Cadent at
USD 5.17 per share                                                         21,714,000

Common stock subscribed
at USD 5.17 per share                                                       1,551,000

Issuance of common stock for
cash at USD 4.50 per share
(net of cost of issuances of
USD 2,110,904)                                                             28,868,254

Issuance of common stock
for finder's fees at USD 4.50
per share                                                                   1,529,077

Common stock warrants
exercised at USD 0.01
per share                                                                       3,604

Common stock warrants
exercised at USD 2.50
per share                                                                     125,000

Common stock warrants
exercised at USD 5.00
per share                                                                     196,875

Common stock warrants
exercised at USD 3.00
per share                                                                     600,000

Issuance of common stock
for acquisition of patent and
services at an average of
USD 5.05 per share                                                            880,500

Common stock options
exercised at USD 1.88 -
USD 3.88 per share                                                            249,314

Compensation related to
fair value of options
granted to non-employees                                                      886,252

Unrealized gain on
marketable securities              504,025                                    504,025

Net loss                                                  (32,945,541)    (32,945,541)
--------------------------------------------------------------------------------------
Balances at,
December 31, 2000                  504,025                (51,883,686)     28,984,568
--------------------------------------------------------------------------------------

Issuance of Common stock
for common stock subscribed
(unaudited)

Common stock warrants
exercised at USD 2.00 per
share (unaudited)

Common stock warrants
exercised at USD 5.00 per
share, net of cost of
issuances of USD 35,863
(unaudited)                                                                   339,137

Common stock options
exercised at USD 2.00-USD 5.00
per share (unaudited)                                                         261,653

Unrealized loss on marketable
securiites (unaudited)            (504,025)                                  (504,025)

Net loss (unaudited)                                      (12,386,983)    (12,386,983)
--------------------------------------------------------------------------------------
Balances at June 30, 2001
(unaudited)                                               (64,270,669)     18,694,350
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                    APPENDIX


CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

                                                      Three Months Ended            Six Months Ended
     (USD)                                     June 30, 2001 June 30, 2000  June 30, 2001  June 30, 2000
     -----------------------------------------------------------------------------------------------------
     Revenue                                        491,148        924,962      2,248,937      1,549,604
     Cost of goods sold                             402,374        817,833      2,019,627      1,392,591
     -----------------------------------------------------------------------------------------------------
     Gross profit                                    88,774        107,129        229,310        157,013

     Operating expenses:
      Research and development                    2,451,499      1,285,857      4,601,676      2,423,881
      Sales and marketing                         2,077,106        901,702      3,596,966      1,826,466
      General and administrative                  1,682,124        728,092      3,218,218      1,445,141
      Amortization of goodwill and other
          intangibles                               331,097             --        661,939             --
     -----------------------------------------------------------------------------------------------------
     Total operating expenses                     6,541,826      2,915,651     12,078,799      5,695,488
     -----------------------------------------------------------------------------------------------------
     Loss from operations                        (6,453,052)    (2,808,522)   (11,849,489)    (5,538,475)

     Interest income, net                            40,843         11,901        171,875         23,924
     Loss on sale of marketable securities         (707,369)            --       (707,369)            --
     -----------------------------------------------------------------------------------------------------
     Loss before provision for income taxes      (7,119,578)    (2,796,621)   (12,384,983)    (5,514,551)

     Provision for income taxes                          --             --          2,000          1,600
     -----------------------------------------------------------------------------------------------------
     Net loss                                    (7,119,578)    (2,796,621)   (12,386,983)    (5,516,151)
     -----------------------------------------------------------------------------------------------------
     Net loss per share (basic and diluted)           (0.29)         (0.23)         (0.50)         (0.44)

     Weighted average number of shares used
     in the computation of net loss per share    24,813,429     12,379,059     24,775,155     12,437,491
     -----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

                                    APPENDIX


CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                                        Six Months Ended
     (USD)                                                                       June 30, 2001  June 30, 2000
     ----------------------------------------------------------------------------------------------------------
     Cash flows from operating activities
     Net loss                                                                      (12,386,983)    (5,516,151)

     Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                                      306,814         66,700
     Amortization of goodwill and other intangibles                                    661,939             --
     Compensation related to fair value of options granted to non-employees                 --         75,000
     Loss on sale of marketable securities                                             707,369             --
     Provision for allowance for doubtful accounts                                     150,000             --

     Changes in operating assets and liabilities:
     Accounts receivable                                                            (1,276,506)      (496,540)
     Inventory                                                                        (243,883)    (1,965,404)
     Prepaid expenses                                                                  (67,283)       (38,240)
     Other assets                                                                       44,204        (25,188)
     Placement of Powerhearts at customer locations                                   (580,325)            --
     Accounts payable and accrued expenses                                             888,954      1,802,496
     ----------------------------------------------------------------------------------------------------------
     Net cash used in operating activities                                         (11,795,700)    (6,097,327)

     Cash flows from investing activities
     Purchase of equipment                                                            (672,863)      (532,897)
     Advances to Inovise Medical, Inc. and Survivalink                                (760,000)            --
     Deferred acquisition costs                                                       (584,631)            --
     Proceeds from sale of marketable securities                                     3,792,631             --
     ----------------------------------------------------------------------------------------------------------
     Net cash provided (used) by investing activities                                1,775,137       (532,897)

     Cash flows from financing activities
     Proceeds from issuance of common stock                                                 --      9,680,000
     Proceeds from capital lease refinancings                                           73,352             --
     Payments on capital leases                                                        (26,712)            --
     Payments on loan payable                                                          (40,197)            --
     Proceeds from exercise of common stock warrants                                   375,000        137,981
     Proceeds from exercise of common stock options                                    261,654         72,626
     Costs of equity issuances                                                         (35,863)       (58,981)
     ----------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                         607,234      9,831,626

     Net increase (decrease) in cash and cash equivalents                           (9,413,329)     3,201,402

     Cash and cash equivalents at beginning of period                               13,537,066      5,901,934
     ----------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                      4,123,737      9,103,336
     ----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements

                                    APPENDIX


       CONSOLIDATED CONDENSED NOTES TO FINANCIAL STATEMENTS JUNE 30, 2001


Note 1 Organization and Capitalization of the Company

Cardiac Science, Inc. (the "Company") was incorporated on May 20, 1991 to develop, manufacture and market software driven non-invasive (non-surgical) Automatic External Cardioverter Defibrillator ("AECD") devices to treat persons suffering from or at high risk of life-threatening arrhythmias. The Company has developed proprietary tachyarrhythmia detection and discrimination software technology -- RHYTHMx ECD(TM) -- designed to be incorporated into external defibrillator and patient monitoring devices. RHYTHMx ECD enables these devices, which are attached prophylactically to hospitalized patients who are determined to be at temporary risk of cardiac arrest, to continuously monitor their heart rhythms, accurately and instantly detect life-threatening ventricular tachyarrhythmias and, when appropriate and without the aid of hospital staff, automatically deliver potentially life saving defibrillation shocks within seconds to convert a patient's heart back to its normal rhythm.


Note 2  Continued Existence

Additional capital is needed to complete the Company's planned acquisition of Survivalink, to fulfill its current marketing, research and product development goals and to sustain and ensure its viability. From inception through June 30, 2001, the Company incurred losses of approximately USD 64.3 million. Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Additionally, successful completion of the Company's product development program and its transition to attain profitable operations is dependent upon achieving a level of revenues adequate to support the Company's cost structure. The Company anticipates that its current cash balance will be sufficient to meet the Company's cash requirements into September 2001. In this respect, we are pursuing an equity financing in which the Company plans to issue up to USD 35.0 million of its common stock in exchange for cash, at no less than USD 2.00 per share. Approximately USD 10.5 million of the proceeds of this financing will be used to satisfy the cash portion of the Survivalink merger consideration (see note 8). There can be no assurance that any such transactions will be available at terms acceptable to the Company, if at all, or that any financing transactions will not be dilutive to current stockholders, or that the Company will have sufficient working capital to fund future operations. If the Company is not able to raise additional funds, it may be required to significantly curtail or cease its operating activities. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.


Note 3 Summary of Significant Accounting Policies

In the opinion of the Company's management, the accompanying consolidated condensed unaudited financial statements include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of its financial position at June 30, 2001 and results of operations and cash flows for the periods presented. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted and should be read in conjunction with the Company's audited financial statements included in the Company's 2000 Annual Report on Form 10-K and subsequent amendments. Results of operations for the six months ended June 30, 2001 are not necessarily indicative of results for the full year.

     For the three and six months ended June 30, 2001 and 2000, the Company's net loss is the same as comprehensive loss. All marketable securities previously held by the Company were sold in the second quarter of 2001 and the corresponding loss has been realized.


Note 4  Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market value. Inventory consists of the following:


                                                 June 30,       December 31,
     (USD)                                           2001              2000
     -----------------------------------------------------------------------
     Raw materials                              1,409,684         1,018,796
     Work in process                              105,501           245,819
     Finished goods                               241,592           248,279
     -----------------------------------------------------------------------
                                                1,756,777         1,512,894
     -----------------------------------------------------------------------


During the quarter ended June 30, 2001, the Company placed USD 580,325 of completed Powerheart units at customer locations. The Company retains title to these units and such amounts were transferred to property and equipment, where they are being depreciated over a five year period.


Note 5  Acquisition of Cadent Medical Corporation

On July 1, 2000, the Company acquired Cadent Medical Corporation ("Cadent"), a privately-held company. As consideration, the Cadent shareholders received an aggregate of 4,500,000 shares of restricted common stock of the Company, 420,000 shares of which were held in escrow pursuant to an escrow agreement. These escrow shares were the sole and exclusive remedy for any losses incurred by the Company for any breach of representation or warranty by Cadent. These shares were released from escrow in July 2001. In addition, 300,000 shares of the aggregate consideration were allocated to certain employees of Cadent pursuant to a retention incentive plan. As of June 30, 2001, 262,276 shares have been issued to these employees. The balance of the shares aggregates to a value of USD 195,033 and is shown as common stock subscribed on the accompanying balance sheet.

                                    APPENDIX


     The following unaudited pro forma data summarizes the results of operations for the six months ended June 30, 2000 as if the Cadent acquisition had been completed as of January 1, 2000. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of intangibles.

                                                          Six Months Ended
                                                             June 30, 2000
     ---------------------------------------------------------------------
     Revenues                                                    1,549,604
     Net loss                                                  (24,838,277)
     ---------------------------------------------------------------------
     Net loss per share (basic and diluted)                          (1.47)
     ---------------------------------------------------------------------


Note 6 Inovise Medical, Inc.

On December 18, 2000, the Company entered into a non-binding letter of intent to acquire Inovise Medical, Inc., a privately held Oregon based corporation. In connection with this proposed transaction, the Company advanced funds for a bridge loan to support working capital requirements. The bridge loan is collateralized by all assets of Inovise, excluding certain receivables from royalty payments, bears interest at 6%, is convertible into equity of Inovise and has a term of six months. The amount advanced as of June 30, 2001 was USD 1,038,000. At June 30, 2001, the USD 1,038,000 is still outstanding and has not been converted into equity. The Company intends to convert this note into equity of Inovise under the same terms as Inovise's next equity financing, and has therefore classified such amount as a non-current asset. In February 2001, the Company decided not to proceed with the acquisition.


Note 7  Distribution and License Agreement

In December 1998, the Company entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. ("Medtronic"). Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. In the quarter ended March 31, 2001, MPC provided the Company with notice that, among other things, the planned acquisition of Survivalink, a significant competitor of MPC, places MPC at substantial risk of violating restrictions placed on Medtronic by the Federal Trade Commission in connection with Medtronic's acquisition of Physio-Control. In addition to concerns relating to the potential violation of the Federal Trade Commission restrictions, MPC stated that the Company's planned acquisition of Survivalink and Artema (see note 8) would cause the Company to become a direct competitor, thereby fundamentally altering the existing relationship and eliminating the ability to work together in the future. MPC believes these restrictions, among other things, directly impact MPC's ability to continue its relationship with the Company. MPC has stated that in light of such fact, it believes it to be in the best interests of the parties to terminate the agreement. The Company is currently in discussions with MPC regarding the nature and extent, if any, of a commercial relationship going forward and expects to reach a definitive conclusion within the next several months.


Note 8  Pending Acquisitions

In January 2001, the Company announced its intention to make a tender offer for all of the outstanding shares of Artema Medical AB of Stockholm, Sweden, a manufacturer of patient monitors and external cardiac defibrillator devices, for up to approximately 4,444,444 shares of its common stock. The Company's offer is conditional upon, among other things, the tender of at least 90% of the issued and outstanding shares of Artema, representing at least 90% of the voting power. The transaction is anticipated to close in the third quarter of 2001. Through June 30, 2001, the Company has capitalized USD 1,173,493 in Artema related acquisition costs.

     In February 2001, the Company agreed to acquire Survivalink Corporation, a privately held Minneapolis-based company that is a provider of semi-automatic external defibrillators ("AEDs"). As consideration, the Company will pay a purchase price consisting of USD 10.5 million in cash, USD 25.8 million in 18 month senior secured promissory notes, and 18,150,000 shares of its common stock The acquisition is anticipated to close in the third quarter of 2001 and is subject to certain shareholder approvals. Through June 30, 2001, the Company has capitalized USD 1,008,602 in Survivalink related acquisition costs. In connection with this planned transaction, in the quarter ended June 30, 2001, the Company advanced USD 500,000 to Survivalink at the interest rate of 10% per annum for working capital requirements. This note is due and payable on the earlier of the termination of the merger agreement or October 8, 2001.


Note 9  Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142. SFAS No. 141, Business Combinations, is effective for all business combinations for which the date of acquisition is after June 30, 2001 and requires that the purchase method of accounting be used for all business combinations, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and indefinite long-lived intangible assets will no longer be amortized, goodwill will be tested for impairment at least annually at the reporting unit level, intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and the amortization period of intangible assets with finite lives will no longer be limited to forty years. Both SFAS No. 141 and 142 will be adopted by the Company on January 1, 2002 for business combinations that occurred prior to July 1, 2001. The Company is currently evaluating the impact of the adoption of SFAS No. 141 and 142 on its consolidated financial statements.

                                    APPENDIX


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto set forth elsewhere herein and in our Annual Report on form 10-K for the year ended December 31, 2000.


General

Cardiac arrest is the leading cause of death in the United States and Europe. According to the American Heart Association, approximately 350,000 people die annually in the United States from sudden cardiac arrest of which nearly one third die from SCA in hospitals. For every minute that passes from the onset of sudden cardiac arrest, a person's survival rate decreases by 10% or more. Clinical studies have shown that the average survival rate for patients suffering an in-hospital cardiac arrest is about 15% a rate that has not changed since the 1960's. The American Heart Association and other major resuscitation councils around the world have acknowledged that immediate defibrillation therapy is the single most important factor in determining the survival rate of sudden cardiac arrest victims.

     Our technology platform consists of proprietary arrhythmia detection and discrimination software (RHYTHMx ECD(TM)), defibrillation hardware and electrode technology, which are combined to create a line of fully automatic external cardioverter defibrillator ("AECD((R))) devices. These AECDs are designed to be prophylactically attached to patients at temporary risk of sudden cardiac arrest, and to

o    continuously monitor a patient's heart rhythms,

o instantly and accurately detect the onset of any life threatening arrhythmias, and

o when appropriate and without human intervention, automatically deliver potentially life saving defibrillation shocks within seconds to convert a patient's heart back to its normal rhythm.

We believe our proprietary technology will help create a new standard of care by significantly increasing the survival rate of patients suffering sudden cardiac arrest.

     Our first AECD product, the Powerheart,, was introduced into the United States in February 2000, and is the only FDA cleared, fully automatic non-invasive external cardioverter defibrillator device. In addition we currently are developing two additional AECD products:

o Cardiac Rhythm Module(TM) formerly referred to as our Automatic Defibrillator Module, the Cardiac Rhythm Module or "CRM" is a portable, fully automatic defibrillator module designed to work as a stand-alone defibrillator, or in conjunction with existing third party patient monitoring systems. Functionally, the CRM is designed to provide complete rhythm management capabilities, including external pacing.

o Personal Wearable Defibrillator(TM) the Personal Wearable Defibrillator or "PWD" is a small, wearable, fully automatic defibrillator designed to be worn by patients who are ambulatory within a hospital setting or home environment, and who are at temporary risk of sudden cardiac arrest for a period of days or weeks.

We own four patents and have thirteen patent applications pending relating to our core technology. We intend to continue to file additional patent applications relating to our technology.

     Our business strategy is centered on rapidly building an installed base of AECD devices in order to maximize the potential recurring revenue associated from sales of our single use, disposable defibrillator electrodes. All of our AECD devices are designed to utilize our proprietary defibrillator electrodes, which for sanitary, safety and performance reasons, must be changed once every 24 hours. Our disposable defibrillator electrodes feature our proprietary "smart chip" technology, designed to ensure that only our electrodes will be used with devices utilizing our proprietary technology. We are now marketing our AECD devices directly to hospitals in the United States, and through country specific distributors in the rest of the world. We intend to acquire or enter into strategic alliances with other defibrillator and patient monitoring equipment manufacturers in order to more rapidly increase the adoption of our AECD devices and technology.

     In January 2001, we announced our intention to make a tender offer for all the outstanding shares of Artema Medical AB, a Stockholm, Sweden based developer, manufacturer and distributor of defibrillators and patient monitoring equipment, for up to approximately 4.44 million shares of our common stock. Our offer is subject to several conditions, including the tender of at least 90% of the issued and outstanding shares of Artema, representing at least 90% of the voting power. In February 2001, we entered into a definitive agreement to acquire Survivalink Corporation, a Minneapolis, Minnesota based developer, manufacturer and marketer of semiautomatic external defibrillators. As consideration, we will pay a purchase priced consisting of USD 10.5 million in cash, USD 25.8 million in 18 month, senior secured promissory notes, and 18.15 million shares of our common stock. We intend to integrate our RHYTHMx ECD software into the defibrillation and patient monitoring products of Artema and Survivalink, which we believe will cost effectively expand our AECD product line. In addition, we believe there are additional synergies between our distribution channels, cost structure and customer base, and those of Artema and Survivalink. Both transactions are anticipated to close in the third quarter of 2001.

     In December 1998, we entered into a five-year exclusive distribution and licensing agreement with Medtronic Physio-Control ("MPC"), a subsidiary of Medtronic, Inc. ("Medtronic"). Under the original agreement, MPC had the exclusive right to market the Powerheart in the United States and Canada. In May 1999, the agreement was expanded to include the United Kingdom, Germany, France, and certain Scandinavian countries. During the quarter ended March 31, 2001, MPC provided us with notice that, among other things, the planned acquisition of Survivalink, a significant competitor of MPC, places MPC at substantial risk of violating restrictions placed on Medtronic's by the Federal Trade Commission in connection with Medtronic's acquisition of Physio-Control. MPC believes these restrictions, among other things, directly impact MPC's ability to continue its relationship with us. MPC has stated that in light of such fact, it believes it to be in the best interests of the parties to ter-

                                    APPENDIX


minate the agreement. We are currently in discussions with MPC regarding the nature and extent, if any, of a commercial relationship going forward and expect to reach a definitive conclusion within the next several months. (see note 8 to the consolidated condensed financial statements).

Results of Operations

During the past six months, we have made a fundamental shift in the way we market the Powerheart in the U.S., away from a capital equipment model where sales of the Powerheart were made to a large distributor (MPC), and to a recurring revenue business model. Under this model, we market the Powerheart to U.S. hospitals directly, and agree to place Powerheart units in a customers' facility, while retaining ownership of the unit, with no upfront capital equipment charge, in exchange for an agreement to purchase a specific number of our proprietary, disposable defibrillation electrodes monthly or quarterly. We believe that this model will increase the rate of adoption of our AECD technology by addressing the capital budget constraints many U.S. hospitals face, and ultimately result in higher levels of recurring revenue.

     Revenue for the three months ended June 30, 2001 was USD 491,148 as compared to USD 924,962 for the three months ended June 30, 2000. This decrease of USD 433,814 was attributable to no Powerheart sales and accessories to MPC which totaled USD 361,600 last year, and reduced Powerheart sales to our international distributors of USD 245,700. These decreases were offset by increased sales of our proprietary, disposable defibrillation electrodes of USD 124,700 and sales of defibrillators and patient monitoring equipment purchased from Artema Medical AB and sold to our international distributors of USD 49,900. Revenue for the six months ended June 30, 2001 was USD 2,248,937 as compared to USD 1,549,604 for the six months ended June 30, 2000. This increase of USD 699,333 was attributable to sales of defibrillators and patient monitoring equipment purchased from Artema Medical AB sold to our international distributors of USD 775,700, increased sales of Powerheart units and related accessories to our international distributors of $444,500 and increased sales of our proprietary, disposable defibrillation electrodes of USD 166,900. These increases were offset by a decrease in the sale of Powerheart units to MPC of USD 687,800.

     Cost of goods sold for the three and six months ended June 30, 2001, as a percentage of revenue, decreased to 81.9% and 89.8%, respectively, from 88.4% and 89.9%, respectively, for the three and six months ended June 30, 2000. The decrease in cost of goods for the three months ended June 30, 2001, is primarily attributable to increased sales of disposable electrodes, as a portion of total sales, which have a reduced cost of goods relative to the associated revenue.

     Research and development expenses for the three months ended June 30, 2001 were USD 2,451,499 as compared to USD 1,285,857 for the three months ended June 30, 2000. This increase of USD 1,165,642 is primarily attributable to higher salaries and benefits associated with increased engineering headcount of USD 458,300, engineering and industrial design services of USD 213,100, supplies and materials of USD 318,400, clinical studies of USD 73,600 and travel expenses of USD 70,700 directly related to the CRM and PWD products currently under development. Research and development expenses for the six months ended June 30, 2001 were USD 4,601,676 as compared to USD 2,423,881 for the six months ended June 30, 2000. This increase of USD 2,177,795 is primarily attributable to higher salaries and benefits associated with increased engineering headcount of USD 778,900, engineering and industrial design services of USD 502,500, supplies and materials of USD 506,800, clinical studies of USD 73,600 and travel expenses of USD 96,100 directly related to the CRM and PWD products currently under development.

     Sales and marketing expenses for the three months ended June 30, 2001 were $2,077,106 as compared to USD 901,702 for the three months ended June 30, 2000. This increase of USD 1,175,404 is primarily attributable to higher salaries and benefits of USD 714,200, training and recruiting expenses of USD 290,300 and travel expenses of USD 172,200 associated with the expansion of our U.S. hospital based direct sales force. Sales and marketing expenses for the six months ended June 30, 2001 were USD 3,596,966 as compared to USD 1,826,466 for the six months ended June 30, 2000. This increase of USD 1,770,500 is primarily attributable to higher salaries and benefits of USD 1,162,500, training and recruiting expenses of USD 350,200 and travel expenses of USD 440,500 associated with the expansion of our U.S. hospital based direct sales force, offset by a reduction in collateral marketing materials of USD 134,000 and other miscellaneous marketing related expenses.

     General and administrative expenses for the three months ended June 30, 2001 were USD 1,682,124 as compared to USD 728,092 for the three months ended June 30, 2000. This increase of USD 954,032 is attributable to higher depreciation expense of USD 111,700, an increase in accounts receivable reserve of USD 149,300 and an increase in personnel and expenses associated with an overall increase in general corporate activity, which is primarily comprised of higher expenses in the following categories: salaries, benefits and relocation of USD 313,300, accounting, consulting and legal services of USD 149,500, and rent, utilities, travel expenses and telephone of USD 120,700. General and administrative expenses for the six months ended June 30, 2001 were USD 3,218,218 as compared to USD 1,445,141 for the six months ended June 30, 2000. This increase of USD 1,773,077 is attributable to higher depreciation expense of USD 213,900, an increase in accounts receivable reserve of USD 149,300 and an increase in personnel and expenses associated with an overall increase in general corporate activity, which is primarily comprised of higher expenses in the following categories: salaries, benefits, recruiting and relocation of USD 618,900, accounting, consulting and legal services of USD 398,700, rent, utilities, travel expenses and telephone of USD 176,300, and employee training of USD 93,000.

     Amortization of goodwill and other intangible assets was USD 331,097 and USD 661,939 for the three and six months ended June 30, 2001 compared to none in the prior comparable periods. The amortization charges are associated with goodwill and intangible assets acquired in our acquisition of Cadent Medical in July 2000.

     Interest income, net, increased to USD 40,843 and USD 171,875 for the three and six months ended June 30, 2001 as compared to interest income, net of USD 11,901 and USD 23,924 in the comparable periods in the prior year. This increase was attributable to a higher level of interest

                                    APPENDIX


income as a result of higher invested cash balances this year versus the prior year.

     The Company realized a loss on the sale of marketable securities of USD 707,369 resulting from the sale of shares in Spacelabs Medical, Inc., at prices below the original basis.

Liquidity and Capital Resources

At June 30, 2001, we had cash and cash equivalents of USD 4,123,737 and working capital of USD 2,526,270 as compared to cash and cash equivalents of USD 13,537,066 and working capital of USD 18,021,779 at December 31, 2000. From inception, our sources of funding for operations were derived from equity placements. Net cash used in operating activities for the six months ended June 30, 2001 was USD 11.8 million compared to USD 6.1 million for the six months ended June 30, 2000. We have incurred losses of approximately USD 64.3 million since inception, and we expect to incur substantial additional operating losses as a result of expenditures related to marketing and sales efforts, and research and product development activities. The timing and amounts of these expenditures will depend upon many factors, some of which are beyond our control, such as the progress of research and development programs, and market acceptance of our products.

     Successful completion of our development program for our products and the transition to profitable operations is dependent upon achieving a level of revenue which supports the required cost structure.

     We anticipate that the current cash balances will be sufficient to meet our cash requirements into September 2001. Additional capital will be necessary to ensure our viability. In this respect, we are pursuing an equity financing in which we plan to issue up to USD 35.0 million worth of our common stock in exchange for cash, at no less than USD 2.00 per share. Approximately USD 10.5 million of the proceeds of this financing will be used to satisfy the cash portion of the Survivalink merger consideration. We cannot assure you that any such financing transaction will be available on terms acceptable to us, if at all, or that any financing transaction will not be dilutive to current stockholders. We also cannot assure you that we will have sufficient working capital to fund future operations. If we are not able to raise additional funds, we may be required to significantly curtail or cease our operating activities, which would have a material impact on our operating results, financial position and liquidity. The accompanying financial statements have been prepared assuming that we will continue as a going concern.

Forward Looking Statements

This half year report on Form 10-Q contains certain forward-looking statements, including statements regarding:

o    products under development;

o    future cash requirements and the adequacy of cash on hand;

o    technological and competitive advantages;

o our ability to improve patient care, increase survival rates, decrease recovery time, lessen patient debilitation, and reduce patient care costs;

o    strategic alliances, and

o    our planned acquisitions of Artema Medical AB and Survivalink Corporation.


These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including those risks and uncertainties discussed in this half year report and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000, and in our other filings with the Securities and Exchange Commission. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot assure you that the results discussed or implied in such forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in such forward-looking statements, the inclusion of such statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Words such as "believes," "anticipates," "expects," "intends," "may," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to revise any of these forward-looking statements.


Quantitative and Qualitative Disclosures about Market Risk

We do not believe that we currently have material exposure to interest rate, foreign currency exchange rate or other relevant market risks.

     Interest Rate and Market Risk. Our exposure to market risk for changes in interest rates primarily to our investment profile. We do not use derivative financial instruments in our investment portfolio. We are adverse to principal loss and try to ensure the safety and preservation of our invested funds by limiting default risk, market risk, and reinvestment risk. We attempt to mitigate default risk by investing in only the safest and highest credit quality securities. At June 30, 2001, we have no marketable securities.

     Foreign Currency Exchange Risk. We do not believe that we currently have material exposure to foreign currency exchange risk because our international transactions are denominated primarily in U.S. dollars.

                                    APPENDIX


                    EXCERPTS FROM HALF-YEAR REPORT OF ARTEMA


Turnover and results

During the first six months of 2001, the Artema Group's turnover decreased by 41 per cent to SEK 77.6 million (SEK 131.5 million) compared with the same period last year. The decrease is primarily attributable to the large DANIDA order to Thailand totalling SEK 89 million which was delivered during the previous year. Sales of gas analysers to OEM-customers were at a low level, while sales of patient monitors and defibrillators to distributors increased by just over 5 per cent.

     Primarily as a result of larger volumes and somewhat weakened margins, the result after financial items weakened to SEK -29,9 million (SEK 0.5 million).

     The Group's backlog orders amounted to SEK 63.8 million (SEK 96.0 million). The decrease in backlog orders compared with the previous year is entirely attributable to the previous year's project order to Thailand. Since the year-end 2000 the order backlog increased by 23 per cent, among other things, a new order through DANIDA in the amount of SEK 10 million was received. In August backlog orders further increased as a result of an order worth just over SEK 20 million.

     The Group's R&D expenditure, expensed in its entirety, amounted to SEK 17.6 million (SEK 18.9 million), corresponding to 23 per cent (14 per cent) of the turnover.

Prospects for 2001

As a result of Artema's aggressive investments in product development, sales to OEM-customers and distributors are estimated to increase during the current year. However, it is estimated that sales within the scope of the co-operation with DANIDA will be at a significantly lower level than during the previous year. On the whole, the Group's sales and results for 2001 will be significantly lower than for the previous year.

     Due to the repeated delays in the pending offer, measures are to be taken in the autumn to improve profitability and strengthen the company's financial position.

Artema Monitoring Components

Artema Monitoring Component's (Artema MCS) sales, which mainly consist of OEM-sales of gas analysers to large multinational manufacturers of anesthesia and intensive care equipment, amounted during the first six months to SEK 8.0 million (SEK 17.4 million). The decrease in comparison with the previous year is primarily a result of temporary demand variations for Artema's established product range.

     The development of Artema's new generation gas analysers, Artema AIONTM, and the accompanying disposable water-trap, Artema DRYLINETM, has been ongoing for just over three years. After repeated delays in product development, clinical field tests were carried out during the spring in hospitals in Europe, with successful results. During the second quarter, final quality approval was obtained and the first, smaller batch of Artema AIONTM was delivered to OEM-customers at the end of the half-year. Currently, intensive work in improving the manufacturing process is ongoing in order to enable a gradual increase in the rate of delivery in the autumn.

     In the spring and summer, co-operation with several established manufacturers of anesthesia and intensive care equipment has intensified and the possibilities of entering into further OEM-agreements are considered to be good.

Artema Monitoring and Emergency Care

Sales within the largest business area in terms of turnover, Artema MEC, which primarily consists of patient monitors and defibrillators, decreased by 39 per cent to SEK 69.7 million (SEK 114.1 million).

     The decrease in comparison with last year is entirely attributable to the project deliveries to Thailand totalling SEK 89 million which were carried out last year within the scope of the co-operation with the Danish aid agency DANIDA. During the first six months of 2001, no corresponding deliveries have taken place.

     Excluding last year's sales to Thailand, the sales through Artema's distributors, mainly within the EU and in Asia, increased by just over 5 per cent compared with the first six months of 2000. The increase was limited somewhat as a result of shortages of several key components for Artema's patient monitors. Production is now once again running according to plan.

     As a result of increasing price pressure in the industry, the margins weakened somewhat in comparison with last year.

     During the second quarter, a new DANIDA order was obtained worth just over SEK 10 million for delivery in the autumn of 2001.

     In the beginning of August, after the end of the accounting period, Artema MEC obtained an order worth just over SEK 20 million. The order, which is the company's largest single order to date besides the DANIDA cooperation, relates primarily to patient monitors and Artema's system for simultaneous monitoring of several patients -- Artema Central Insight, which was introduced last year. Delivery is estimated to take place mainly during the autumn of 2001.

     As previously stated, the operations within Artema MEC require further volume growth, for example, through presence in the United States market, in order to maintain a high degree of utilization of capacity at the production unit in Abybro and to ensure long-term sustainable profitability for the business area. Within the scope of the current structure, further reductions in personnel and cost savings are planned to be implemented during the autumn of 2001.

Financial position

During the period, the Group's cash flow after capital expenditures amounted to SEK -21.3 million (SEK -44.1 million). Accounts receivable have decreased since year-end after receipt of final payment on last year's project deliveries to Thailand, at the same time as stock has been increased in anticipation of greater sales volume during the second half of 2001.

     At the end of the period, the Group's liquid assets amounted to SEK 6.2 million (SEK 0.3 million) and interest-bearing liabilities amounted to SEK 19.2 million (SEK 12.4 million). The Group's available liquid assets at the end of the half-year amounted to just over SEK 15 million. Further measures are planned to strengthen Artema's financial position during the autumn of 2001. The equity

                                    APPENDIX


ratio at the end of the period diminished to 45.5 per cent, compared to 56.3 per cent at the beginning of the year.

     Through the structural solution which Cardiac Science's offer will provide, it is considered that it will be possible to meet the Group's financing needs.

Parent company

During the first half-year the parent company's sales amounted to SEK 8.0 million (SEK 17.4 million) and the result after financial items amounted to SEK -12.7 million (SEK -10.8 million).

Capital expenditures

Investments in tangible fixed assets during the period amounted to SEK 1.3 million (SEK 0.8 million), mainly regarding production and testing equipment for Artema AIONTM.

Personnel

Since the end of 2000, the number of employees within the Artema Group has been reduced by 9 per cent to 159 (187), of whom 26 (31) are employed by the parent company.

Auditing

This interim report has not been subject to review by Artema's auditors.


                           Stockholm, 17 August 2001.

                                 Thomas Axelsson
                      Chief Executive Officer and President


STATEMENTS OF INCOME, GROUP
                                                 2001          2000          2001          2000            2000
Amounts in SEK, million                       Apr-Jun       Apr-Jun       Jan-Jun       Jan-Jun       Full year
-----------------------------------------------------------------------------------------------------------------
Net sales                                        32.5          64.3          77.5         131.4           262.2
Other operating income                            0.1           0.1           0.1           0.1             0.2
-----------------------------------------------------------------------------------------------------------------
Total revenues                                   32.6          64.4          77.6         131.5           262.4

Operating expenses                              -48.1         -62.7        -104.3        -127.7          -257.2
Depreciation                                     -1.5          -1.5          -3.0          -3.1            -6.4
Share in result of associated companies             -           1.1             -           1.1             2.1
-----------------------------------------------------------------------------------------------------------------
Operating profit/loss                           -17.0           1.3         -29.7           1.8             0,9

Net financial items                              -0.5           1.1          -0.2          -1.3             0.6
Profit/loss after financial items               -17.5           2.4         -29.9           0.5             1.5
Taxes                                               -             -             -             -               -
-----------------------------------------------------------------------------------------------------------------
Net profit/loss after taxes                     -17.5           2.4         -29.9           0.5             1.5
-----------------------------------------------------------------------------------------------------------------

                                    APPENDIX


     BALANCE SHEET, GROUP

                                                     2001     2000     2000
     Amounts in SEK, million                       30 Jun   30 Jun   31 Dec
     -------------------------------------------------------------------------
     Assets
     Fixed assets                                    33.6     40.6     41.3
     Inventories                                     43.3     42.8     37.7
     Debtors                                         39.4     75.5     56.6
     Cash                                             6,2      0.3     15.5
     -------------------------------------------------------------------------
     Total assets                                   122.5    159.2    151.1

     Shareholders'equity and liabilities
     Equity                                          55.7     83.6     85.1
     Other provisions                                 1.7      6.2      5.8
     Interest-bearing liabilities                    19.2     12.4     12.5
     Non-interest bearing liabilities                45.9     57.0     47.7
     -------------------------------------------------------------------------
     Total equity and liabilities                   122.5    159.2    151.1
     -------------------------------------------------------------------------


     EQUITY, GROUP
                                                     2001     2000     2000
     Amounts in SEK, million                       30 Jun   30 Jun   31 Dec
     -------------------------------------------------------------------------
     Opening balance, equity                         85.1     40.7     40.7
     New issue                                         --     42,3     42.3
     Translation difference                           0.5      0.1      0.6
     Period's result                                -29.9      0.5      1.5
     -------------------------------------------------------------------------
     Closing balance,equity                          55.7     83.6     85.1
     -------------------------------------------------------------------------


     CASH FLOW STATEMENTS, GROUP

                                               2001      2000      2001      2000        2000
     Amounts in SEK, million                Apr-Jun   Apr-Jun   Jan-Jun   Jan-Jun   Full year
     -----------------------------------------------------------------------------------------
     From operations                          -18.7       1.9     -31.0       4.0         4.8
     Change in working capital                  4.9     -15.6      11.0     -47.3       -20.9
     Capital expenditures                      -0.5      -0.3      -1.3      -0.8        -6.4
     -----------------------------------------------------------------------------------------
     Cash flow after capital expenditures     -14.3     -14.0     -21.3     -44.1       -22.5

     Financing operations                      14.5      -5.4      11.9      36.4        29.9
     -----------------------------------------------------------------------------------------
     Cash flow after financing operations       0,2     -19.4      -9.4      -7.7         7.4
     -----------------------------------------------------------------------------------------


     KEY FIGURES, GROUP

                                                         2001            2000            2000
                                                      Jan-Jun         Jan-Jun       Full year
     -----------------------------------------------------------------------------------------
     Earnings per share, SEK                            -1.96            0.03            0.11
     Return on capital employed, %                       neg.             9.3             3.5
     Return on equity, %                                 neg.             1.5             2,4
     Equity per share at end of period, SEK              3.65            5.49            5.58
     Equity ratio at end of period, %                    45.5            52.5            56.3
     Number of shares at end of period             15,236,250      15,236,250      15,236,250
     -----------------------------------------------------------------------------------------

                                    APPENDIX


                 EXCERPTS FROM HALF-YEAR REPORT OF SURVIVALINK

BALANCE SHEETS
                                                                      June 30
                                                                         2001              At December 31
(USD)                                                              (unaudited)          2000            1999
------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
Cash and cash equivalents                                           1,548,968      1,529,593       3,421,078
Accounts receivable, net of allowance for doubtful
accounts of USD 549,000, USD 456,000 and USD 377,000
at June 30, 2001, December 31, 2000 and 1999, respectively          4,406,750      3,906,139       2,499,574
Inventories                                                           706,307        670,414       1,059,770
Prepaid expenses and other current assets                              57,689         10,621          10,870
------------------------------------------------------------------------------------------------------------
Total current assets                                                6,719,714      6,116,767       6,991,292

Property and equipment, net                                           427,459        498,328         639,342
Deposits and other assets                                              20,521         20,821          19,900
------------------------------------------------------------------------------------------------------------
Total assets                                                        7,167,694      6,635,916       7,650,534
------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable                                                    2,292,543      1,020,556       1,128,772
Accrued compensation and benefits                                   1,011,266        985,749         795,224
Accrued interest                                                      272,000        182,000         406,170
Accrued warranty                                                      342,775        324,645         310,000
Accrued liabilities                                                   190,202        204,305          87,040
Current portion of long-term debt and capital
lease obligations                                                     318,032        633,883         591,705
Notes payable                                                         500,000             --              --
Notes payable to shareholders, net of discount
of USD 20,833 at December 31, 1999                                  1,500,000      1,761,616       2,479,167
------------------------------------------------------------------------------------------------------------
Total current liabilities                                           6,426,818      5,112,754       5,798,078

Long-term debt and capital lease obligations                           17,077         28,864         662,747

Reedeemable preferred stock
Series A convertible preferred stock USD 16,589,515,
USD 15,637,284 and USD 13,893,641 Redemption and liquidation value, including cumulative dividends at June 30, 2001, December 31, 2000 and 1999, respectively

Authorized shares - 4,188,094
Issued and outstanding shares: June 30, 2001 - 3,717,037,
2000 - 3,717,037 and 1999 - 3,612,673                              16,771,771     15,903,690      14,328,347

Series B convertible preferred stock, USD 13,582,224,
USD 12,802,648 and USD 11,375,224 redemption and
liquidation value, Including cumulative dividends at
June 30, 2001, December 31, 2000 and 1999,
respectively Authorized shares - 891,085
Issued and outstanding shares: June 30, 2001 and
December 31, 2000 - 760,824 and
December 31, 1999 - 739,464                                        13,400,605     12,537,413      10,942,756

Shareholders'deficit Authorized shares - 50,000,000
Undesignated shares - 24,920,821 Common Stock,
USD 0.01 per value: Authorized shares - 20,000,000
Issued and outstanding shares: June 30, 2001 - 5,963,691,
December 31, 2000 - 5,930,391 and December 31, 1999 - 5,875,314        59,637         59,304         58,753
Additional Paid-in capital                                         12,781,657     12,778,660     12,773,212
Accumulated deficit                                               (42,289,371)   (39,784,769)   (36,913,359)
------------------------------------------------------------------------------------------------------------
Total shareholder deficit                                         (29,448,577)   (26,946,805)   (24,081,394)
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' deficit                         7,167,694      6,635,916      7,650,534
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                    APPENDIX


STATEMENTS OF OPERATIONS

                                           Six Months Ended June 30
(USD)                                         2001           2000               Year ended December 31
                                                 (unaudited)                2000           1999          1998
---------------------------------------------------------------------------------------------------------------
Net sales                                9,592,151      7,875,560     17,139,526     12,204,431      9,021,648
Cost of goods sold                       4,142,607      3,315,776      7,095,744      5,478,831      4,770,809
---------------------------------------------------------------------------------------------------------------
Gross profit                             5,449,544      4,559,784     10,043,782      6,725,600      4,250,839

Operating expenses
Sales and marketing                      3,692,571      2,774,925      5,987,570      6,132,985      7,482,262
Research and development                 1,045,926        886,745      1,752,927      2,369,147      3,197,100
General and administrative               1,396,495        820,800      1,709,970      1,594,917      2,059,870
---------------------------------------------------------------------------------------------------------------
Operating expenses                       6,134,992      4,482,470      9,450,467     10,097,049     12,739,232
---------------------------------------------------------------------------------------------------------------
Operating income (loss)                   (685,448)        77,314        593,315     (3,371,449)    (8,488,393)

Other income (expense)
Interest income                             43,197         83,565        150,390        186,250        240,327
Interest expense                          (131,578)      (246,757)      (427,115)      (328,820)      (330,903)
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes         (773,829)       (85,878)       316,590     (3,514,019)    (8,578,969)

Income tax expense                              --             --        (18,000)        (5,000)        (3,000)
---------------------------------------------------------------------------------------------------------------
Net income (loss)                         (773,829)       (85,878)       298,590     (3,519,019)    (8,581,969)
---------------------------------------------------------------------------------------------------------------
Less preferred stock accretion            (166,056)      (166,056)      (332,112)      (332,112)      (273,743)
Less preferred stock dividends          (1,565,217)    (1,372,069)    (2,837,888)    (2,484,235)    (1,623,445)
---------------------------------------------------------------------------------------------------------------
Loss applicable to
common shareholders                     (2,505,102)    (1,624,003)    (2,871,410)    (6,335,366)   (10,479,157)

Net loss per share-basic and diluted         (0.42)         (0.28)         (0.49)         (1.09)         (1.82)
---------------------------------------------------------------------------------------------------------------
Weighted average number of
shares outstanding                       5,941,648      5,891,434      5,907,539      5,825,288      5,746,066
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                    APPENDIX


STATEMENT OF SHAREHOLDERS' DEFICIT

                                                   Common stock
                                           --------------------------
                                                                       Additional
                                                             Amount       paid-in    Accumulated         Total
                                               Shares          (USD) capital (USD)  deficit (USD)         (USD)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31,1997                 5,738,120        57,380    12,718,071   (20,098,836)    (7,323,385)

Exercise of stock options                      17,244           173         8,800            --          8,973
Value of warrants granted in connection
with debt financing                                --            --        11,701            --         11,701
Value of options granted for services              --            --         2,240            --          2,240
Dividends on redeemable preferred stock            --            --            --    (1,623,445)    (1,623,445)
Preferred stock accretion                          --            --            --      (273,743)      (273,743)
Net loss                                           --            --            --    (8,581,969)    (8,581,969)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31,1998                 5,755,364        57,553    12,740,812   (30,577,993)   (17,779,628)

Exercise of stock options and warrants        119,950         1,200        11,567            --         12,767
Value of warrants granted in connection
with debt financing                                --            --        20,833            --         20,833
Dividends on redeemable preferred stock            --            --            --    (2,484,235)    (2,484,235)
Preferred stock accretion                          --            --            --      (332,112)      (332,112)
Net loss                                           --            --            --    (3,519,019)    (3,519,019)
-----------------------------------------------------------------------------------------------------------------
Balance at December 31,1999                 5,875,314        58,753    12,773,212   (36,913,359)   (24,081,394)

Exercise of stock options                      55,077           551         5,448            --          5,999
Dividends on redeemable preferred stock            --            --            --    (2,837,888)    (2,837,888)
Preferred stock accretion                          --            --            --      (332,112)      (332,112)
Net income                                         --            --            --       298,590        298,590
-----------------------------------------------------------------------------------------------------------------
Balance at December 31,2000                 5,930,391        59,304    12,778,660   (39,784,769)   (26,946,805)
-----------------------------------------------------------------------------------------------------------------

Exercise of stock options (unaudited)          33,300           330         2,997            --          3,330
Dividends on redeemable preferred
stock (unaudited)                                  --            --            --    (1,565,217)    (1,565,217)
Preferred stock accretion (unaudited)              --            --            --      (166,056)      (166,056)
Net loss (unaudited)                               --            --            --      (773,829)      (773,829)
-----------------------------------------------------------------------------------------------------------------
Balance at June 30,2001 (unaudited)         5,963,691        59,637    12,781,657   (42,289,871)   (29,448,577)
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                                    APPENDIX


STATEMENTS OF CASH FLOWS

                                                       Six months ended June 30
(USD)                                                      2001           2000                  Year ended December 31
                                                             (unaudited)                 2000           1999           1998
------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income (loss)                                      (773,829)       (85,878)       298,590     (3,519,019)    (8,581,969)

Adjustments to reconcile net income (loss)
  to net cash used in operating
  activities:
Depreciation                                            147,201        149,790        299,630        299,862        363,904
Value of options granted for services                        --             --             --             --          2,240
Non-cash interest expense                                    --         20,833         23,491             --          5,493
Loss on disposal of property and equipment                   --            460            460          3,903          7,704

Changes in operating assets and liabilities:
Accounts receivable                                    (500,611)      (491,054)    (1,406,565)      (481,790)      (655,365)
Inventories                                             (35,893)       (36,894)       389,356       (169,587)       639,757
Prepaid expenses and other assets                       (47,068)       (11,225)          (672)        13,325         15,682
Accounts payable                                      1,271,987       (304,367)      (108,216)       555,067       (540,696)
Accrued liabilities                                     119,544       (657,951)        98,265        125,472        270,456
------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                   181,331       (434,178)      (405,661)    (3,172,767)    (8,472,794)

Investing activities
Purchase of property and equipment                      (76,032)      (121,372)      (159,076)      (137,632)       (83,792)
Proceeds from sale of property and equipment                 --             --             --          1,670             --
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                   (76,032)      (121,372)      (159,076)      (135,962)       (83,792)

Financing activities
Net proceeds from issuance of Common Stock                3,330          4,071          5,999         12,767          8,973
Proceeds from notes payable                             500,000             --             --      1,500,000      1,866,624
Payments on notes payable and capital leases           (589,254)      (503,709)    (1,332,747)      (516,031)      (188,982)
Net proceeds from issuance of preferred stock                --             --             --             --      8,952,236
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
financing activities                                    (85,924)      (499,638)    (1,326,748)       996,736     10,638,851

(Decrease) increase in cash and cash equivalents         19,375     (1,055,188)    (1,891,485)    (2,311,993)     2,082,265
Cash and cash equivalents at beginning of year        1,529,593      3,421,078      3,421,078      5,733,071      3,650,806
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              1,548,968      2,365,890      1,529,593      3,421,078      5,733,071
------------------------------------------------------------------------------------------------------------------------------
Supplemental schedule of non-cash
 financing activities
  Value of warrants issued with debt financing               --             --             --         20,833         11,701
  Purchase of equipment through
  capital lease obligation                                   --             --             --        102,571

Supplemental cash flow information
  Cash paid for interest                                 41,578        558,452        623,808        216,725        212,320
  Cash paid for income taxes                             12,640          4,091          5,291          5,150          3,045
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                    APPENDIX


NOTES

Note 1  Significant Accounting Policies

Nature of Operations

Survivalink develops, manufactures, markets and supports AED products and related accessories. Survivalink's AEDs are intended for use by minimally trained rescuers in the treatment of sudden cardiac arrest. Survivalink sells its products through a direct sales force and a network of manufacturer representatives and distributors in the United States and internationally.

Unaudited Interim Financial Statements

The accompanying unaudited financial statements as of June 30, 2001 and for the six month periods ended June 30, 2000 and 2001 are unaudited. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of the normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Cash and Cash Equivalents

Survivalink considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consist primarily of highly liquid debt instruments with seven-day put features and are carried at cost, which approximates market.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The majority of inventory consists of purchased components.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the related lease term or estimated useful lives on a straight-line basis.

Impairment of Long-Lived Assets

Survivalink will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Warranty

Survivalink's warranty policy generally provides for five-year coverage on materials and labor for each unit sold. Estimated warranty costs are accrued at the date of sale.

Revenue Recognition

Survivalink recognizes revenue at the time of product shipment.

Advertising Costs

Survivalink expenses advertising costs as incurred. Advertising expense was USD 518,828, USD 821,771 and USD 810,430, for the years ended December 31, 2000, 1999 and 1998, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Stock-Based Compensation

Survivalink has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FASB 123"), but applies APB 25 and related interpretations in accounting for its plans. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Net Loss Per Share

Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("Statement 128"). Under Statement 128, basic earnings per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted earnings per share is the same in all years presented, as all potential common shares were antidilutive.


Note 2  Property and Equipment

Property and equipment consists of the following:

                                                            December 31
USD                                               2000           1999
-----------------------------------------------------------------------
Computers and equipment                       1,644,674      1,498,191
Furniture and fixtures                          196,024        191,648
Leasehold improvements                          160,077        160,077
-----------------------------------------------------------------------
                                              2,000,775      1,849,916
Less accumulated depreciation                 1,502,447      1,210,574
-----------------------------------------------------------------------
                                                498,328        639,342
-----------------------------------------------------------------------


Note 3   Inventories

Inventories consist of the following:

                             December 31             June 30, 2001
USD                                2000           1999      (unaudited)
-------------------------------------------------------------------------
Raw materials                    437,022        533,966        488,744
Work in process                   91,098        270,605         60,773
Finished goods                   142,294        255,199        156,790
-------------------------------------------------------------------------
                                 670,414      1,059,770        706,307
-------------------------------------------------------------------------

                                    APPENDIX


Note 4   Leases

Survivalink occupies office space under an operating lease agreement which expires in 2002. Under the agreement, Survivalink is required to pay a base rent plus certain operating expenses.

     Survivalink leases various equipment under operating lease agreements which expire at various dates through 2003.

     Survivalink leases certain equipment under a lease agreement classified as a capital lease. The lease is payable in monthly installments through February 2003.

     Future minimum payments under capital leases and non-cancelable operating leases consisted of the following at December 31, 2000:

                                                 Capital     Operating
USD                                              Leases        Leases
--------------------------------------------------------------------------
2001                                              27,007       171,771
2002                                              27,007       119,127
2003                                               4,502        10,188
--------------------------------------------------------------------------
Total minimum lease payments                      58,516       301,086
Amount representing interest                       8,447
--------------------------------------------------------------------------
Present value of net minimum l
ease payments                                     50,069
Current portion                                   21,205
--------------------------------------------------------------------------
Long-term capital lease obligation                28,864
--------------------------------------------------------------------------

Rent expense for the years ended December 31, 2000, 1999 and 1998 was USD 257,945, USD 209,861 and USD 180,653, respectively.


Note 5   Income Taxes

At December 31, 2000, Survivalink had net operating loss carryforwards of approximately USD 29,000,000 plus research and development tax credit carryforwards of approximately USD 403,000. The carryforwards expire beginning in 2007 and may be subject to the limitations under Section 382 of the Internal Revenue Code if significant changes in the equity ownership of Survivalink have occurred.

     Components of deferred tax assets and liabilities are as follows:


                                                                December 31
USD                                                      2000              1999
--------------------------------------------------------------------------------
Deferred tax assets:
Net operating loss
carryforwards                                       11,599,000        11,957,000
Research and development
credits                                                403,000           524,000
Inventory reserve                                      183,000           221,000
Accounts receivable allowance                          183,000           151,000
Warranty reserve                                       130,000           124,000
Bonus                                                  125,000                --
Other                                                   52,000                --
--------------------------------------------------------------------------------
                                                    12,675,000        12,977,000



Note 5 cont.

                                                             December 31
USD                                                   2000                1999
--------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                         (1,000)            (24,000)
Net deferred tax assets
before valuation allowance                       12,674,000          12,953,000
Less valuation allowance                        (12,674,000)        (12,953,000)
--------------------------------------------------------------------------------
Net deferred tax assets                                  --                  --
--------------------------------------------------------------------------------

The components of income tax expense as recorded by Survivalink are as follows:

                                                   Year ended December 31
USD                                       2000             1999            1998
--------------------------------------------------------------------------------
Current:
Federal                                   8,000               --              --
State                                    10,000            5,000           3,000
--------------------------------------------------------------------------------
                                         18,000            5,000           3,000
--------------------------------------------------------------------------------


Total tax expense differs from taxes computed by applying the United States statutory federal income tax rate as follows:


                                                Year ended December 31
USD                                       2000            1999            1998
--------------------------------------------------------------------------------
Income taxes at 34%                     108,000      (1,196,000)     (2,918,000)
State taxes, net of
federal benefit                           7,000           3,000           2,000
Effect of net operating
loss carryforward and
valuation allowance                    (114,000)      1,181,000       2,903,000
Meals and
entertainment                            17,000          17,000          16,000
--------------------------------------------------------------------------------
                                         18,000           5,000           3,000
--------------------------------------------------------------------------------


Note 6   Employee Benefit Plan

In January 1996, Survivalink adopted a tax-qualified employee savings and retirement plan ("401(k) plan") covering all of Survivalink's employees. Pursuant to the 401(k) plan, employees may elect to contribute up to 20 percent of eligible compensation. The 401(k) plan permits, but does not require, additional matching contributions by Survivalink on behalf of all participants. Survivalink has not made any such contributions to date.

                                    APPENDIX


Note 7   Shareholders'Equity

Series A convertible preferred stock

In June 1997, Survivalink issued 3,507,463 shares of Series A convertible preferred stock ("Series A") at USD 3.35 per share, from which Survivalink received net proceeds of USD 10,826,079. The shares are redeemable at the option of the holder on a pro rata basis after August 3, 2001 with one-third to be redeemed 60 days after notice is given by the holder and one-third to be redeemed on the first and second anniversaries of such redemption. A majority of the holders have agreed not to exercise this right through December 31, 2001. The redemption price and the liquidation price is USD 3.35 plus all accumulated but unpaid dividends at the redemption date. From the issue date through August 2, 1998, dividends accrued at the rate of USD 0.335 per share annually. In connection with the sale of Series B convertible preferred stock, all accrued but unpaid dividends of USD 1,332,710 were canceled. Since August 1998, dividends on Series A shares accumulate at the rate of USD 0.1005 per quarter and are payable in additional Series A shares. Survivalink issued 104,364 and 105,210 shares of Series A for dividends paid in 2000 and 1998, respectively. Survivalink accrued, but did not issue, 405,919 and 453,370 shares of Series A for 2000 and 1999 dividends, respectively, due to authorized share limitation. Dividends in arrears at December 31, 2000 totaled 91,520 shares. The preferred stock was recorded at fair value on the date of issuance less issue costs. The offering costs are being accreted by periodic charges to accumulated deficit over the life of the issue. During the years ended December 31, 2000, 1999 and 1998, Survivalink had accretion of USD 164,880, USD 164,880 and USD 204,063, respectively.

     The Series A preferred stock has certain voting and registration rights and has preference over Common Stock upon liquidation. The shares are convertible into shares of Common Stock at USD 0.72 per share. In connection with the offering, Survivalink issued warrants to purchase 55,000 shares of Common Stock at USD 3.35 per share exercisable for ten years.


Series B convertible preferred stock

In August and November 1998, Survivalink issued a total of 718,031 shares of Series B convertible preferred stock ("Series B") at USD 13.40 per share from which Survivalink received net proceeds of USD 8,952,236. The shares are convertible into 20 shares of Common Stock and are redeemable at the option of the holder on a pro rata basis after August 3, 2001 with one-third to be redeemed 60 days after notice is given by the holder and one-third to be redeemed on the first and second anniversaries of such redemption. A majority of the holders have agreed not to exercise this right through December 31, 2001. The redemption price and the liquidation price is USD 13.40 plus dividends accrued but unpaid, whether or not they have been declared. The cumulative dividends accrue at USD 0.402 per share quarterly and are payable in Series B shares. Survivalink also changed terms of the Series A shares with the issuance of the Series B shares. The Series A shares are now redeemable on the same dates as the Series B. Survivalink issued 21,360 and 21,433 shares of Series B for dividends paid in 2000 and 1998, respectively. Survivalink accrued, but did not issue, 83,075 and 92,792 shares of Series B for 2000 and 1999 dividends, respectively, due to authorized share limitation. Dividends in arrears at December 31, 2000 totaled 18,730 shares. The Series B preferred stock was recorded at fair value on the date of issuance less issue cost. The offering costs are being accreted by periodic charges to accumulated deficit over the life of the issue. During the years ended December 31, 2000, 1999 and 1998, respectively, Survivalink had accretion of USD 167,232, USD 167,232 and USD 69,680.

     The Series B preferred stock has certain voting and registration rights and has preference over Common Stock and Series A preferred stock upon liquidation. In connection with the offering, Survivalink issued warrants to purchase 225,000 shares of Common Stock at USD 0.74 per share exercisable for ten years.


Stock Options and Warrants

Survivalink has a stock option plan under which incentive stock options and non-statutory options may be granted to certain eligible employees, consultants and non-employee directors of Survivalink. The maximum number of shares of Common Stock currently reserved for issuance under the stock option plan was amended on December 5, 2000 to 4,852,000 shares.


                                       Options outstanding      Weighted average option exercise
USD                                  Plan        Non-plan        Warrants     Price per share
------------------------------------------------------------------------------------------------
Balance at December 31,1997      1,396,950         306,538       1,170,217                2.60
Expired                           (465,850)        (29,489)        (33,333)               0.87
Exercised                           (7,500)         (9,744)             --                0.46
Granted                          3,862,950              --         318,332                0.12
------------------------------------------------------------------------------------------------
Balance at December 31,1998      4,786,550         267,305       1,455,216                0.16
Expired                           (794,506)        (13,048)        (75,000)               0.10
Exercised                          (19,519)        (15,431)        (85,000)               0.10
Granted                            206,700              --         536,875                0.10
------------------------------------------------------------------------------------------------
Balance at December 31,1999      4,179,225         238,826       1,832,091                0.17
Expired                           (223,525)        (67,049)       (221,884)               0.43
Exercised                          (41,300)        (13,777)             --                0.11
Granted                            779,600              --              --                0.10
------------------------------------------------------------------------------------------------
Balance at December 31,2000      4,694,000         158,000       1,610,207                0.14
------------------------------------------------------------------------------------------------

                                    APPENDIX


The following table summarizes information about the stock options outstanding at December 31, 2000:


                                                Options outstanding                        Options exercisable
                                                      Weighted
                                                       average       Weighted                            Weighted
                                       Number       remaining        average               Number        average
Range of Exercise Prices, USD      outstanding  contractual life  exercise price       exercisable  exercise price
-------------------------------------------------------------------------------------------------------------------
0.10                                  4,744,000        7.65 years            0.10         2,433,876           0.10
1.00                                     52,000        7.19 years            1.00            52,000           1.00
3.00                                     56,000        2.00 years            3.00            56,000           3.00
-------------------------------------------------------------------------------------------------------------------
                                      4,852,000                                           2,541,876
-------------------------------------------------------------------------------------------------------------------


Plan and non-plan options outstanding expire at various dates through 2010. The number of options exercisable as of December 31, 2000, 1999 and 1998 was 2,541,876, 1,821,270 and 950,494, respectively, at weighted average exercise prices of USD 0.18, USD 0.26 and USD 0.41 per share, respectively.

     The weighted average grant date fair value of options granted at market prices during the years ended December 31, 2000, 1999 and 1998 was USD 0.08, USD
0.07 and USD 0.07 share, respectively.

     In March 1998, Survivalink amended stock option agreements under the stock option plan totaling 1,253,500 shares of Common Stock that were issued with an exercise price greater than the fair market value at the date of the amendment. The amended stock option agreements lowered the exercise price from between USD
1.50 and USD 3.00 per share to USD 1.00 per share.

     In July 1998, Survivalink amended stock option agreements totaling 5,000 shares of Common Stock under the stock option plan and 118,000 shares of Common Stock outside the stock option plan that were issued with an exercise price greater than the fair market value at the date of the amendment. The amended stock option agreements lowered the exercise price from between USD 1.75 and USD
3.35 per share to USD 1.00 per share. In addition, Survivalink amended stock option agreements under the stock option plan totaling 75,000 shares of Common Stock that were scheduled to expire in 1999. The amended stock option agreements extended the expiration date by five years.

     In September 1998, Survivalink amended stock option agreements totaling 1,247,850 shares of Common Stock under the stock option plan and 118,000 shares of Common Stock outside the stock option plan that were issued with an exercise price greater than the fair market value at the date of the amendment. The amended stock option agreements lowered the exercise price from USD 1.00 per share to USD 0.10 per share.

     Warrants have been granted in connection with prior financing transactions and in lieu of cash payment for services provided. In accordance with certain anti-dilution provisions, the exercise price of certain warrants was reduced to USD 0.10 per share. The warrants are exercisable at a weighted average exercise price of USD 0.58 per share, and expire at various dates through December 2009.

     Survivalink has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB 123 requires use of option valuation models that were not developed for use in valuing employee stock options.

     Pro forma information regarding net loss and loss per share is required by FASB 123, and has been determined as if Survivalink had accounted for its employee stock options under the fair value method of FASB 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998: risk-free interest rates ranging from 4.8 percent to 7.0 percent; volatility factor of the expected market price of Survivalink's Common Stock of approximately 0.59 and expected lives of the options ranging from five to ten years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Survivalink's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Survivalink's pro forma information is as follows:


USD                                     2000             1999              1998
--------------------------------------------------------------------------------
Pro forma:
Net loss applicable to
  common shareholders             (3,109,241)      (6,591,534)      (10,645,576)
Net loss per share
  - basic and diluted                  (0.53)           (1.13)            (1.85)
--------------------------------------------------------------------------------

                                    APPENDIX


Note 8  Notes Payable to Shareholders

On June 5, 1996, Survivalink obtained a USD 1 million bridge loan from an existing shareholder of Survivalink. The bridge loan bears interest at prime rate plus 3 percent per annum (12.5 percent at December 31, 2000). In connection with the issuance of the Series A convertible preferred stock (see Note 7), the bridge loan was amended and restated which changed the due date to the earliest of March 31, 2000, the closing of an initial public or private offering of its capital stock, as defined in the amended and restated promissory note, a change in control of Survivalink or the closing of a loan on more favorable terms than the amended bridge loan in an amount equal to or greater than the amount of the bridge loan plus accrued but unpaid interest. In connection with the bridge loan, Survivalink granted the shareholder a warrant to purchase 100,000 shares of Common Stock at an exercise price of USD 4.00 per share. The warrants are exercisable over five years and were deemed to have a value of USD 46,300, which was amortized as interest expense over the life of the loan. In connection with the repricing of employee stock options, the exercise price of the warrant to purchase 100,000 shares of Common Stock was reduced to 0.10 per share.

     As of March 31, 2000, Survivalink had not paid the outstanding note balance and was in default on the note. Survivalink paid all accrued interest of USD 431,132 on March 31, 2000 and is paying the note on a 12-month amortization schedule, with the final payment to be made on March 31, 2001. As of December 31, 2000, the note is classified as a current liability.

On December 28, 1999, Survivalink issued USD 1,500,000 of convertible senior notes to existing shareholders of Survivalink in a bridge financing arrangement due on June 28, 2000. The notes bear an interest rate of 12 percent per annum, with interest payable upon maturity. The notes are automatically converted to preferred stock at the same price per share if Survivalink consummates a preferred stock issuance prior to the maturity date of the notes. In connection with the bridge loan, Survivalink granted warrants to purchase 520,833 shares of Common Stock at an exercise price of USD 0.72 per share. The warrants are exercisable over ten years and were deemed to have a value of USD 20,833, which was amortized as interest expense over the life of the loan. The notes were amended to extend the due date to June 28, 2001.


Note 9   Sources of Supply

Components of Survivalink's products consist mainly of electronic circuitry. Survivalink currently purchases a significant portion of the components of its product from one supplier. Management believes that alternative sources could provide equivalent components.


Note 10  Long-Term Debt

On April 6, 1998, Survivalink entered into two loan agreements, under which Survivalink may borrow a total of USD 4.0 million (USD 1.0 million of which may be used to finance the purchase of equipment, the remaining USD 3.0 million to finance working capital). The loans bear interest at 13.75 percent and are secured by accounts receivable, inventory, equipment and general intangibles (including intellectual property). The fundings were available through June 30, 1999. Survivalink also granted warrants to purchase 41,791 shares of Common Stock at USD 3.35 per share. The warrants expire June 30, 2004 and were deemed to have a value of USD 11,701, which was amortized as interest expense over the life of the loan. The balance outstanding at December 31, 2000 is USD 612,678 and is classified as a current liability on the accompanying balance sheet.

     As a result of the terms of the Series B financing, the number of warrants issued in connection with these loan agreements increased to 109,374 and the exercise price decreased to USD 1.28. In addition, upon the exercise of these warrants, the warrant holder is entitled to receive a 3 percent dividend per quarter pursuant to the issuance of Series A and B dividends beginning November 1, 1998, payable in additional shares of Common Stock. If the warrant had been exercised as of December 31, 2000, a total of 8,787 additional shares of Common Stock would be issued as a dividend to this warrant holder.


Note 11  Subsequent Events

On February 14, 2001, Survivalink signed a definitive merger agreement with Cardiac Science. Cardiac Science is a publicly traded company that develops, manufactures and markets life-saving external cardiac defibrillator devices and proprietary software that monitors and automatically treats cardiac arrest patients. On the effective merger date, Survivalink will merge into a subsidiary of Cardiac Science, Cardiac Science Acquisition Corp. and Survivalink will cease to exist. All of the assets and liabilities of Survivalink will be assumed by CSAC. The merger is intended to qualify as reorganization under Section 368(a) of the Internal Revenue Code of 1986. The shareholders of Survivalink will receive USD 71 million as a result of the merger, consisting of approximately 50 percent cash and approximately 50 percent Cardiac Science stock. The merger has been approved by the Board of Directors of both Survivalink and Cardiac Science, and is subject to regulatory approval and the approval of the shareholders of both companies. Failure to complete the transaction by one party may result, under certain circumstances, in a 5 percent break-up fee to the other party. Even if the merger does not occur, Survivalink management believes it has sufficient cash to fund its operations through 2001.


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